As filed with the Securities and Exchange Commission on November 18, 2002

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Electronic Data Systems Corporation

(Exact name of Registrant as specified in its charter)

Delaware	**75-2548221**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
5400 Legacy Drive, Plano, Texas	**75024-3199**
(Address of principal executive offices)	(Zip code)

EDS 401(k) Plan
(Full title of the plan)

James E. Daley
Chief Financial Officer
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3199
(Name and address of agent for service)

(972) 604-6000
(Telephone number, including area code, of agent for service)

Copy to:

D. Gilbert Friedlander
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3199
(972) 604-6000

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share (1)	12,000,000 shares	$14.04 (2)	$168,480,000	$15,500.16

(1) There are also being registered hereunder an equal number of Series A Junior Participating Preferred Stock purchase rights, which are currently attached to and transferable only with shares of Common Stock registered hereby. In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Securities Act"), the registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

(2) Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of determining the registration fee, on the basis of the average of the high and low sales prices reported on the New York Stock Exchange on November 13, 2002 for Common Stock of Electronic Data Systems Corporation.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participating employees as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the "Act"). In accordance with Rule 428 and the requirements of Part I of Form S-8, such documents are not being filed with the Securities and Exchange Commission (the "Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. The registrant shall maintain a file of such documents in accordance with the provisions of Rule 428. Upon request, the registrant shall furnish to the Commission or its staff a copy or copies of any or all of the documents included in such file. Such documents, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

This registration statement is being filed solely to register the issuance of up to 12,000,000 additional shares of Common Stock of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), pursuant to the EDS 401(k) Plan (formerly known as the EDS Deferred Compensation Plan) (the "Plan"). In connection with the split-off (the "Split-Off") of EDS from General Motors Corporation ("GM") on June 7, 1996, EDS filed Post-Effective Amendment No. 1 to GM's Registration Statement on Form S-8 (Commission File No. 33-36443) and Post-Effective Amendment No. 1 to GM's Registration Statement on Form S-8 (Commission File No. 33-64681) (collectively, the "Registration Statements") pursuant to Rule 413 under the Act under which EDS adopted the Registration Statements as its own for all purposes of the Act and the Securities Exchange Act of 1934. As originally filed, the Registration Statements registered 10,000,000 shares (adjusted for stock splits) of Class E Common Stock of GM, which shares were converted into EDS Common Stock on a one-for-one basis in connection with the Split-Off. Except as supplemented by the information set forth below, the contents of Post-Effective Amendment No. 1 to each of the Registration Statements are incorporated herein by reference.

Item 3. Incorporation of Documents by Reference.

The following documents heretofore filed by Electronic Data Systems Corporation, a Delaware corporation ("EDS"), with the Commission are incorporated herein by reference:

1. EDS' Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

2. EDS' Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2002;

3. EDS' Current Reports on Form 8-K filed on August 6, September 18, September 24, October 2, October 30, November 13 and November 15, 2002;

4. EDS' Registration Statement on Form S-4 (File No. 333-02543), including the section entitled "Description of Capital Stock"; and

5. Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2001.

All documents filed by EDS with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered hereby have been sold or that de-registers all securities then remaining unsold, shall be deemed to be incorporated in this Registration Statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in this Registration Statement, in an amendment hereto or in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, in any subsequently filed supplement to this Registration Statement or any document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

D. Gilbert Friedlander, General Counsel of EDS, who is passing on the validity of the common stock offered pursuant to the Plan, owns shares of EDS Common Stock.

Item 6. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under Section 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his capacity as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

Restated Certificate of Incorporation

Article Seventh of the Restated Certificate of Incorporation of EDS provides that no director of EDS shall be personally liable to EDS or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director; provided, however, that such Article Seventh does not eliminate or limit the liability of a director (1) for any breach of such director's duty of loyalty to EDS or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which relates to certain unlawful dividend payments or stock purchases or redemptions), as the same exists or may hereafter be amended, supplemented or replaced, or (4) for a transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of EDS, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Furthermore, any repeal or modification of Article Seventh of the Restated Certificate of Incorporation by the stockholders of EDS shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of EDS existing at the time of such repeal or modification.

Bylaws

Article VI of the Amended and Restated Bylaws of EDS provides that each person who at any time shall serve or shall have served as a director, officer, employee or agent of EDS, or any person who, while a director, officer, employee or agent of EDS, is or was serving at the written request of EDS (in accordance with written procedures adopted from time to time by the Board of Directors of EDS) as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be entitled to (a) indemnification and (b) the advancement of expenses incurred by such person from EDS as, and to the fullest extent, permitted by Section 145 of the DGCL or any successor statutory provision, as from time to time amended.

Indemnification Agreements

EDS has entered into Indemnification Agreements (the "Indemnification Agreements") with its directors and certain of its officers (the "Indemnitees"). Under the terms of the Indemnification Agreements, EDS has generally agreed to indemnify, and advance expenses to, each Indemnitee to the fullest extent permitted by applicable law on the date of such agreements and to such greater extent as applicable law may thereafter permit. In addition, the Indemnification Agreements contain specific provisions pursuant to which EDS has agreed to indemnify each Indemnitee (i) if such person is, by reason of his or her status as a director, nominee for director, officer, agent or fiduciary of EDS or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which such person was serving at the request of EDS (any such status being hereinafter referred to as a "Corporate Status"), made or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation or other proceeding (each, a "Proceeding"), other than a Proceeding by or in the right of EDS, (ii) if such person is, by reason of his or her Corporate Status, made or threatened to be made a party to any Proceeding brought by or in the right of EDS to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter in such Proceeding as to which such Indemnitee shall have been adjudged to be liable to EDS if applicable law prohibits such indemnification (unless and only to the extent that a court shall otherwise determine), (iii) against expenses actually and reasonably incurred by such person or on his or her behalf in connection with any Proceeding to which such

Indemnitee was or is a party by reason of his or her Corporate Status and in which such Indemnitee is successful, on the merits or otherwise, (iv) against expenses actually and reasonably incurred by such person or on his or her behalf in connection with a Proceeding to the extent that such Indemnitee is, by reason of his or her Corporate Status, a witness or otherwise participates in any Proceeding at a time when such person is not a party in the Proceeding and (v) against expenses actually and reasonably incurred by such person in any judicial adjudication of or any award in arbitration to enforce his or her rights under the Indemnification Agreements.

Furthermore, under the terms of the Indemnification Agreements, EDS has agreed to pay all reasonable expenses incurred by or on behalf of an Indemnitee in connection with any Proceeding, whether brought by or in the right of EDS or otherwise, in advance of any determination with respect to entitlement to indemnification and within 15 days after the receipt by EDS of a written request from such Indemnitee for such payment. In the Indemnification Agreements, each Indemnitee has agreed that he or she will reimburse and repay EDS for any expenses so advanced to the extent that it shall ultimately be determined that he or she is not entitled to be indemnified by EDS against such expenses.

The Indemnification Agreements also include provisions that specify the procedures and presumptions which are to be employed to determine whether an Indemnitee is entitled to indemnification thereunder. In some cases, the nature of the procedures specified in the Indemnification Agreements varies depending on whether there has occurred a "Change in Control" (as defined in the Indemnification Agreements) of EDS.

Insurance

EDS has obtained and intends to maintain in effect directors' and officers' liability insurance policies providing customary coverage for its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of EDS.

The above discussion of EDS' Restated Certificate of Incorporation and Bylaws, the Indemnification Agreements and Section 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by such documents and statute.

Item 7. Exemptions from Registration Claimed.

Not applicable.

Item 8. Exhibits.

4(a)   EDS 401(k) Plan.

4(b)   Restated Certificate of Incorporation of Electronic Data Systems Corporation, as amended through June 7, 1996 – incorporated herein by reference to Exhibit 3(a) to the Current Report on Form 8-K of the registrant dated June 7, 1996.

4(c)   Certificate of Designation of Series A Junior Participating Preferred Stock dated March 12, 1996 – incorporated herein by reference to Exhibit 4(c) to the Registration Statement on Form S-4 of the registrant (File No. 333-02543).

4(d)   Amended and Restated Bylaws of Electronic Data Systems Corporation, as amended through April 4, 2001– incorporated herein by reference to Exhibit 4(c) to the Registration Statement on Form S-3 of the registrant (File No. 333-62442).

4(e)   Rights Agreement dated as of March 12, 1996 between the Registrant and The Bank of New York, as Rights Agent – incorporated herein by reference to Exhibit 4(c) to the Registration Statement on Form S-4 of the Registrant (File No. 333-02543).

5   Opinion of D. Gilbert Friedlander

23(a)   Consent of KPMG LLP

23(b)   Consent of D. Gilbert Friedlander (included in Exhibit 5)

24   Power of Attorney (included on page II-6)

Item 9. Undertakings

(a)   EDS hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represents a fundamental change in the information set forth in this Registration Statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by EDS pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)   That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   EDS hereby undertakes that, for purposes of determining any liability under the Act, each filing of EDS' annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of EDS pursuant to the foregoing provisions, or otherwise, EDS has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by EDS of expenses incurred or paid by a director, officer or controlling person of EDS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, EDS will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of October, 2002.

ELECTRONIC DATA SYSTEMS CORPORATION

By: /s/ RICHARD H. BROWN
            Richard H. Brown
            Chairman of the Board and
            Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard H. Brown, James E. Daley and D. Gilbert Friedlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre- or post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 29th, 2002 in the capacities indicated.

Signature	**Title**
/s/ RICHARD H. BROWN Richard H. Brown	Chairman of the Board, Chief Executive Officer and Director (*Principal Executive Officer*)
/s/ JAMES E. DALEY James E. Daley	Executive Vice President and Chief Financial Officer (*Principal Financial Officer)*
/s/ MICHAEL MILTON Michael Milton	Controller *(Principal Accounting Officer)*

Signature	Title
/s/ JAMES A. BAKER, III	Director
James A. Baker, III	
/s/ ROGER A. ENRICO	Director
Roger A. Enrico	
/s/ WILLIAM H. GRAY, III	Director
William H. Gray, III	
/s/ RAY J. GROVES	Director
Ray J. Groves	
/s/ RAY L. HUNT	Director
Ray L. Hunt	
/s/ C. ROBERT KIDDER	Director
C. Robert Kidder	
/s/ JUDITH RODIN	Director
Judith Rodin	

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Act of 1933, the Administration Committee which administers the Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 29th day of October, 2002.

EDS 401(K) PLAN

By: /s/ DAVID NIXON
            David Nixon
            Chairman, Benefits
            Administration Committee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities as members of the Administration Committee of the EDS 401(k) Plan on this 29th day of October, 2002.

Signature	Title
/S/ DAVID NIXON David Nixon	Chairman
/s/ LAYLA MOCIO Layla Mocio	Member
/s/ MICHAEL PAOLUCCI Michael Paolucci	Member

Exhibit 4(a)

EDS 401(k) PLAN

(Sixth Amended and Restated Document - January 1, 2002)

TABLE OF CONTENTS

ARTICLE 1   INTRODUCTION 1
    1.1   Creation...1
    1.2   Amendment and Restatement 1
    1.3   Purpose..1
ARTICLE 2   DEFINITIONS..2
    2.1   Definitions 2
    2.2   Construction 15
ARTICLE 3   ELIGIBILITY, PARTICIPATION, AND BENEFICIARY DESIGNATION....16
    3.1   Eligibility Period...16
    3.2   Participation 16
    3.3   Credited Service..16
    3.4   Service 16
    3.5   One -Year Break-in-Service 18
    3.6   Beneficiary Designation 18
ARTICLE 4   CONTRIBUTIONS 19
    4.1   Employer Contributions...19
    4.2   Elective Contributions 21
    4.3   Payment of Elective Contributions to the Trust..23
    4.4   Limitation on Elective Contributions for Highly Compensated Employees 23
    4.5   Limitation on Employer Matching Contributions 27
    4.6   Rollover Contribution 32
    4.7   Transferred Assets 32
    4.8   Reverting of Contribution Made by Mistake of Fact..33
    4.9   Reverting of Non-Deductible Contribution 33
    4.10   Limitation on Reversions...33
ARTICLE 5   ALLOCATIONS TO INDIVIDUAL ACCOUNTS 33
    5.1   Individual Account 33
    5.2   Charging of Payments and Distributions 33
    5.3   Allocation of Adjustment...34
    5.4   Allocation of Employer Contributions 34
    5.5   Forfeitures...36
    5.6   Maximum Additions 36
    5.7   Correction For Excess Annual Additions 36
    5.8   Limitation For Multiple Plan Participants 37
ARTICLE 6   VESTING AND DISTRIBUTIONS...37
    6.1   Normal Retirement...37
    6.2   Death 38
    6.3   Disability...38
    6.4   Other Termination of Service 38
    6.5   Distribution of Benefits 39
    6.6   Maximum Option Payable 43
    6.7   Vesting After a Distribution 43
    6.8   Benefits to Minors and Incompetents 43

Execution Copy
Document #: 101246

6.9   Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit 44

6.10 Participant's Death Prior to Commencement of Distribution - the Five-YearRule and
       Exceptions Thereto 45

6.11 Life Expectancy Determination 45

6.12 Required Beginning Date 45

6.13 Special Rule Regarding Certain Distributions From EDS Stock Fund 46

6.14   Required Notifications 46

ARTICLE 7   WITHDRAWALS AND LOANS 47

7.1   Withdrawals and Loans Generally 47

7.2   Special Hardship Withdrawal 47

7.3   In-Service Withdrawal 49

7.4   Loans 49

7.5   Discretionary Withdrawal 52

ARTICLE 8   FUNDING 52

8.1   Trustee 52

8.2   Direction of Investments 52

8.3   Change in Direction 53

8.4   Overpayment and Underpayment of Benefits 53

ARTICLE 9 FIDUCIARIES 54

9.1   General 54

9.2   Appointment of the Benefits Administration Committee 54

9.3   Appointment of the Investment Committee 54

9.4   Compensation and Expenses, Costs and Fees 55

9.5   Secretary and Administrative Personnel of the Committees 55

9.6   Duties and Authority of Administrative Personnel 55

9.7   Action by the Benefits Administration Committee or Investment Committee 55

9.8   Duties and Authorities of the Benefits Administration Committee 57

9.9   Duties and Authorities of the Investment Committee 57

9.10 Claims Procedure and Other Rules and Regulations of the Benefits Administration
       Committee 58

9.11 Named Fiduciaries and Allocation of Responsibility 58

9.12 Action by Fiduciaries 59

9.13 Employment of Advisers 59

9.14 Bond 60

9.15 Indemnity 60

9.16 Missing Persons 60

9.17 Voting Employer Stock 60

ARTICLE 10 AMENDMENT AND TERMINATION 62

10.1   Amendment of Plan 62

10.2   Termination of Plan 62

ARTICLE 11 PROVISIONS RELATIVE TO EMPLOYERS INCLUDED IN PLAN 63

11.1   Method of Participation 63

11.2   Withdrawal 63

ARTICLE 12 TOP-HEAVY PROVISIONS 64
   12.1   Top-Heavy Provisions 64
   12.2   Minimum Allocations 64
ARTICLE 13 QUALIFIED DOMESTIC RELATIONS ORDERS 65
   13.1   Determination of Qualified Domestic Relations Orders...65
   13.2   Accounting and Allocations...66
   13.3   Distribution 66
ARTICLE 14 MILITARY LEAVES OF ABSENCE 66
   14.1   Military Leave of Absence 66
   14.2   Elective Contributions. 66
   14.3   Matching Contributions 67
   14.4   Treatment of Contributions 67
ARTICLE 15 ESOP PROVISIONS 67
   15.1   The EDS Stock Fund 67
   15.2   Distribution Requirements 67
   15.3   Voting Requirements 68
   15.4   Diversification Requirements 68
   15.5   Dividends 68
ARTICLE 16 MISCELLANEOUS 69
   16.1   Governing Law 69
   16.2   Administration Expenses, Costs and Fees 69
   16.3   Participant's Rights, Acquittance 70
   16.4   Spendthrift Clause..70
   16.5   Merger, Consolidation or Transfer 70
   16.6   Counterparts 70
Appendix A.. A-1
Appendix B...B-1
Appendix C...C-1
Appendix D... D-1
Appendix E E-1
Appendix F..F-1

Execution Copy
Document #: 101246

EDS 401(k) PLAN

(Sixth Amendment and Restatement effective January 1, 2002)

THIS amended and restated employee benefit plan is adopted on this 26th day of February, 2002, by Electronic Data Systems Corporation, a company organized pursuant to the laws of the State of Delaware, with its principal office in Plano, Collin County, Texas.

ARTICLE 1

INTRODUCTION

1.1   Creation. By authorization of its Board of Directors ("Board"), the Company adopted the EDS Deferred Compensation Plan and Trust (the "Plan"), effective July 1, 1983, a qualified profit-sharing plan with provisions pursuant to section 401(k) of the Internal Revenue Code of 1954. The Plan shall be administered under the supervision of the Benefits and Compensation Committee for the sole benefit of the Employee Participants and their Beneficiaries, and no part of the Trust shall ever revert to the Company or any Employer, except as hereinafter provided in Article 4 (Contributions).

1.2   Amendment and Restatement. The initial Plan document was first amended and restated effective July 1, 1984. In accordance with the intentions of the Plan and in order to secure and maintain the initial qualification of the Plan and Trust in compliance with the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), it was determined that the Plan should again be completely amended and restated. The Plan has been amended since then as necessary to comply with changes in applicable law and to make certain changes to the design and operation of the Plan. This sixth amendment and restatement of the Plan is adopted as a complete amendment of the Plan as initially created and qualified without a lapse in coverage, time or effect as a qualified Plan.

1.3   Purpose. The purpose of the Plan is to provide Employees with a retirement savings program through which they may elect to defer a portion of their salaries which their Employer will contribute to the Trust pursuant to the provisions herein. Further, the Company intends to provide the Employees with an additional incentive and retirement security by providing a uniform and nondiscriminatory plan through which contributions may be accumulated and distributed to Participants or their Beneficiaries in the case of the disability, death, attainment of age fifty-nine and one-half (59-1/2), or retirement of a Participant, as hereinafter provided. Subject to the powers reserved herein to amend and terminate the Plan, the Plan has been adopted by the Company with the intention of creating a permanent and continuing plan for the exclusive benefit of the Employees and their Beneficiaries.

ARTICLE 2

DEFINITIONS

2.1   Definitions. The following words shall, when used herein, have the following meanings unless the context indicates otherwise:

(1)   Account Manager means a Fiduciary appointed by the Investment Committee pursuant to Section 9.9 (Duties and Authorities of the Investment Committee) to manage any or all assets of the Plan not otherwise managed by Investment Managers.

(2)   Actual Deferral Percentage is defined in Section 4.4(b) (Limitation on Elective Contributions for Highly Compensated Employees).

(3)   Actual Contribution Percentage is defined in Section 4.5(b) (Limitation on Employer Matching Contributions).

(4)   Adjustment means, as of any Valuation Date, the gains and income minus the losses and the expenses, costs or fees actually incurred and paid from the Trust since the immediately preceding Valuation Date.

(5)   Aggregation Group means two or more plans of any Controlled Group Member aggregated pursuant to the aggregation rules of Code Section 416 in order to determine whether such plans, as a group, are Top-Heavy Plans. The Aggregation Group must include any Qualified Plan sponsored by a Controlled Group Member in which a Key Employee also participates as of the Determination Date or any of the four (4) preceding Plan Years. Additionally, the Aggregation Group must include any other Qualified Plan of a Controlled Group Member which covers a Key Employee and any other Qualified Plan which enables any Qualified Plan covering a Key Employee to meet the qualification requirements pursuant to the coverage and anti-discrimination rules set forth in Code Sections 401(a)(4) and 410(b).

(6)   Alternate Payee shall have the same meaning as set forth in Code Section 414(p)(8).

(7)   Annual Addition shall mean, for any Limitation Year, the amount allocated to a Participant's Individual Account which is attributable to contributions paid by an Employer to the Trustee and any forfeitures for a particular Plan Year. Annual Additions shall not include Rollover Contributions, but shall include the following:

(i)   employer contributions, including Elective Contributions;

(ii)   employee contributions;

(iii)   forfeitures; and

(iv)   contributions during the Limitation Year allocated to any individual medical benefit account (within the meaning of Code Sections 415(l) and 419A(d)(2)) that is established for the Participant.

(8)   Annuity Starting Date shall mean the first day of the first period for which an amount is paid as an annuity or, if payable in a form other than an annuity, the first day on which all events have occurred which entitle the Participant to such benefit under the Plan, but in no event is the Annuity Starting Date earlier than a Participant's separation from Service.

(9)   Beneficiary (also Designated Beneficiary) shall mean such person, or a trust created for the benefit of such a person, or the Participant's estate, whoever or whichever is entitled to receive benefits hereunder in the event of the Participant's death prior to the complete distribution of the balance credited to such Participant's Individual Account.

(10)   Benefit Credit shall mean amounts that would be credited to a Participant's Personal Pension Account, as defined in the EDS Retirement Plan, pursuant to Section 5.2 of the EDS Retirement Plan, determined without regard to any choice election made under Section 5.8 of that plan.

(11)   Benefit Dollars shall mean those dollars provided by an Employer to an Employee during a calendar year for the purposes of purchasing certain welfare or fringe benefits through a cafeteria plan maintained by the Company pursuant to Code Section 125. The term Benefit Dollars shall not include any portion of Employer-provided dollars which are not actually used by the Employee to purchase welfare and fringe benefits and are treated as income taxable to the Employee.

(12)   Benefits Administration Committee means the committee set forth in Section 9.2.

(13)   Choice Allocation Account shall mean the portion of a Participant's Individual Account consisting of Choice Allocation Contributions allocated to such Participant pursuant to Section 5.4 (Allocation of Employer Contributions), together with Adjustments thereto.

(14)   Choice Allocation Contribution shall mean a contribution made by an Employer pursuant to Section 4.1(c) (Employer Contributions).

(15)   Company shall mean Electronic Data Systems Corporation, a corporation established under the laws of the State of Delaware, its successors and assigns.

(16)   Compensation shall mean for all purposes under the Plan except as otherwise provided in this section 2.1(16), total earnings prior to withholding, as reported on Internal Revenue Service Form W-2, paid to any Employee by an Employer. Compensation shall be increased by Elective Contributions made to any Qualified Plan

maintained by an Employer or Controlled Group Member on behalf of such Employee. Compensation shall exclude the following:

(i)   amounts not included in income pursuant to a salary deferral election made pursuant to a cafeteria plan described in Code Section 125 or, effective for Plan Years beginning on or after January 1, 2001, pursuant to a salary reduction agreement under Code Section 132(f)(4);

(ii)   extraordinary expenses such as moving expenses, overseas living allowances, imputed value of group life insurance or such other similar amounts and any benefits provided through a welfare benefit fund;

(iii)   Benefit Dollars; and

(iv)   payments in the form of Employer Stock.

For purposes of applying the limitations of Section 5.6 and the provisions of Article 12; for purposes of determining whether an individual is a Highly Compensated Employee pursuant to Section 2.1(47); and for purposes of applying the limitations described in Sections 4.4 and 4.5; Compensation means an Employee's Compensation required to be reported under Code Sections 6041 and 6051 (i.e., Box 1 Compensation) but determined without regard to any rules that limit remuneration included in wages based on the nature or location of the employment or the services performed, increased, effective January 1, 1998 for purposes of applying the limitations of Section 5.6 and the provisions of Article 12 and January 1, 2002 for all other purposes, by amounts excluded from compensation in lieu of benefits under a cash or deferred arrangement under Code Section 401(k), a cafeteria plan under Code Section 125 or, effective for Plan Years beginning on or after January 1, 2001, a salary reduction agreement under Code Section 132(f)(4); provided; however, that in lieu of the definition of Compensation set forth herein, the Benefits Administration Committee may elect an alternative definition of compensation permitted under Treasury regulations for purposes of applying the limitations described in Sections 4.4 and 4.5.

The maximum amount of Compensation that may be taken into account each Plan Year shall not exceed $200,000 (or $150,000 effective for Plan Years beginning prior to January 1, 2002), as adjusted pursuant to Code Section 401(a)(17).

(17)   Compensation and Benefits Committee shall mean the subcommittee of the Board of Directors of the Company authorized to carry out such duties as determined by the Board of Directors and set forth in the Plan and Trust Agreement.

(18)   Computation Period shall mean any twelve-consecutive-month period commencing or ending on the dates specified herein.

(19)   Controlled Group Member shall mean a company which is a member of a controlled group of companies, a group of trades or businesses under common control or

an affiliated service group as defined, respectively, in Code Sections 414(b), (c) and (m), of which an Employer is also a member, and any other entity required to be aggregated with an Employer pursuant to Code Section 414(o). For purposes of Section 5.8, Controlled Group Member shall be determined pursuant to Code Sections 414(b), (c), (m) and (o) as amended by Code Section 415(h).

(20) <u>Credited Service</u> is defined in Section 3.3 (Credited Service).

(21) <u>Customer</u> shall mean any entity for which an Employer provides any trade, goods, or services.

(22) <u>Date of Employment</u> shall mean the date on which an Employee first performs an Hour of Service for an Employer.

(23) <u>Date of Reemployment</u> shall mean the date an Employee first performs an Hour of Service for an Employer after a termination of Service.

(24) <u>Defined Benefit Plan</u> means a plan as defined in ERISA section 3(35).

(25) <u>Defined Contribution Plan</u> means a plan as defined in ERISA section 3(34).

(26) <u>Determination Date</u> is defined in Section 12.1 (Top-Heavy Provisions).

(27) <u>Disability</u> means a disability which entitles a Participant to benefits under the Company's long-term disability plan.

(28) <u>Disability Leave of Absence</u> means an Employee's absence from active employment with an Employer by reason of Disability.

(29) <u>EDS Retirement Plan</u> shall mean the EDS Retirement Plan, effective July 1, 1998.

(30) <u>EDS Stock Fund</u> is defined in Section 8.2 (Direction of Investments).

(31) <u>Effective Date</u> of this restatement of the Plan is January 1, 2002 except where otherwise specified or where an earlier effective date is legally required.

(32) <u>Election Date</u> shall mean the date an Employee elects to participate in the Plan in accordance with Section 3.2 (Participation).

(33) <u>Elective Contribution</u> shall mean any amounts contributed on behalf of a Participant by an Employer on account of a Participant's Salary Reduction Agreement made pursuant to Section 4.2 (Elective Contributions).

(34)   Elective Contribution Account shall mean the portion of a Participant's Individual Account consisting of the Elective Contribution allocated to such Participant pursuant to Section 5.4 (Allocation of Employer Contributions), together with Adjustments thereto.

(35)   Employee means a person employed by an Employer and on the payroll of an Employer, who, effective prior to July 1, 1998, does not participate in any other defined contribution plan as defined in ERISA Section 3(34).

(i)   The term "Employee" shall include (A) any Expatriate assigned to any Non-US Subsidiary Company who, while assigned to such Non-US Subsidiary Company, is not eligible to participate in any plan maintained by such Non-US Subsidiary Company on behalf of its employees into which the Non-US Subsidiary Company makes contributions and (B) any citizen of a country other than the United States who is employed by an Employer within the United States.

(ii)   The term "Employee" shall not include the following:

(A)   nonresident aliens who are not subject to United States Federal income taxation on Compensation;

(B)   resident aliens who are not subject to United States Federal income taxation on Compensation;

(C)   any person eligible to participate in the EDS Puerto Rico Savings Plan; and

(D)   any leased employee or any person who performs services for an Employer pursuant to an arrangement wherein the person is designated as a consultant or independent contractor. For purposes of this subparagraph, the term "leased employee" means, effective for Plan Years beginning on or after January 1, 1997, any person who is not employed by an Employer but who provides services performed under the primary direction or control of the Employer and pursuant to an agreement between the Employer and a third party.

(iii)   Notwithstanding anything herein to the contrary, all persons described above who are not considered an Employee are not eligible to participate in the Plan even if such persons are retroactively re-classified as an Employee by any court, the Internal Revenue Service or any other federal, state or administrative agency, even if such persons otherwise meet the eligibility provisions contained in this Plan but for these exclusions.

(36)   Employer means, collectively or individually, as the context may indicate, the Company and any other organization which has satisfied all requirements as a

signatory to the Plan and Trust Agreement pursuant to Article 11 (Provisions Relative to Employers Included in the Plan).

(37)   Employer Matching Contribution shall mean a contribution made by an Employer pursuant to Section 4.1(b) (Employer Contributions).

(38)   Employer Matching Contribution Account shall mean the portion of a Participant's Individual Account consisting of the Employer Matching Contribution allocated to such Participant pursuant to Section 5.4 (Allocation of Employer Contributions), together with the Adjustments thereto.

(39)   Employer Stock means the common stock, par value $0.01 per share, of Electronic Data Systems Corporation and any other security which is a Qualifying Employer Security, as such term as defined in Code Section 4975(e)(8), of Electronic Data Systems Corporation.

(40)   Employment Year means any twelve (12) consecutive month period beginning on an Employee's date of employment or any subsequent anniversary thereof.

(41)   Equalization Bonus is defined in Appendix B.

(42)   Expatriate means any Employee of the Company who, as a requirement of a temporary assignment, is located at the site of a Non-US Subsidiary Company and who has completed the necessary documentation as may be required of Expatriates by the Company.

(43)   Fiduciary means any Employer, the Trustee, the Compensation and Benefits Committee, the Investment Committee, the Benefits Administration Committee, Participants, to the extent provided herein, and any individual, corporation or other entity which assumes responsibilities of the aforementioned in respect to the management or operation of the Plan or the investment or disposition of any assets held in the Trust.

(44)   Fifty Percent (50%) Joint and Survivor Annuity is defined in Section 6.5(b)(i) (Distribution of Benefits).

(45)   Forfeiture is defined in Section 6.9 (Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit) and Section 9.16 (Missing Persons).

(46)   Hardship is defined in Section 7.2 (Special Hardship Withdrawal).

(47)   Highly Compensated Employee, as determined pursuant to Code Section 414(q) and the Regulations thereunder, means, effective for Plan Years beginning on or after January 1, 1997, any Employee of any employer required to be aggregated pursuant to the aggregation rules of Code Section 414(b), (c), (m) or (o), who:

(i)   Was a 5-percent owner (as defined in Code Section 416(i)(1)) at any time during the Plan Year or the twelve-month period preceding the Plan Year; or

(ii)   Had Compensation in excess of $80,000 (or such greater amount as results from adjustment by the Secretary of the Treasury in the same manner as under Code Section 415(d)) for the preceding Plan Year.

(48)   <u>Hour of Service</u> shall be determined and credited in the manner set forth in Department of Labor Regulation Section 2530.200-2(b) and (c). The provisions of this subsection shall be construed so as to resolve any ambiguities in favor of crediting an Employee with Hours of Service. Except as otherwise provided by any law or regulation cited in this subsection, an Hour of Service shall mean:

(i)   Each hour for which an Employee is compensated, or entitled to compensation, for the performance of duties for the Employer during the applicable Employment Year;

(ii)   Each hour for which disputed compensation, irrespective of mitigation of damages, is either awarded or agreed to by the Employer, provided, however, that the same Hours of Service shall not be credited under any other subsection herein, and that crediting of Hours of Service for compensation awarded or agreed to with respect to periods described in subparagraph (iii) below shall be subject to the limitation set forth in such subsection; and,

(iii)   Each hour for which an Employee is compensated, or entitled to compensation, by the Employer for a period of time when no duties were performed for the Employer by the Employee for reason of vacation, holiday, illness, incapacity, disability, layoff, jury duty, military duty, or leave of absence. For purposes of this subsection:

(A)   For periods prior to July 1, 1998, no more than five hundred and one (501) Hours of Service are required to be credited to an Employee during any single continuous period during which no duties are performed whether or not such continuous period occurs during one Employment Year;

(B)   Hours of Service are not required to be credited to the Employee for which such Employee is directly or indirectly compensated, or entitled to compensation, on account of a period during which no duties are performed, if such payment is made or due pursuant to a plan maintained solely for the purpose of complying with applicable workers' compensation or unemployment compensation or disability insurance laws:

(C)   Hours of Service are not required to be credited to the Employee for a payment which wholly reimburses an Employee for medical or medically related expenses incurred by the Employee; and

(D)   For periods prior to July 1, 1998, the Employer or Controlled Group Member shall determine Hours of Service by substituting forty-five (45) Hours of Service for each week in which the Employee would otherwise have been credited with one (1) Hour of Service.

(iv)   For periods prior to July 1, 1998, for purposes of this Section, a Participant who is absent from work for reason of a Permitted Absence is to be considered to have completed either the number of hours that normally would have been credited if such absence has not occurred or eight (8) Hours of Service for each normal work day during the absence. In no event shall more than five hundred and one (501) Hours of Service be treated as completed pursuant to this Section.

(A)   If such crediting is necessary to prevent a One-Year Break-in-Service for the Computation Period in which the Permitted Absence began, then such Hours of Service to be credited pursuant to this Section shall be credited to a Computation Period commencing on the date which the Permitted Absence begins. In all other instances the crediting of Hours of Service pursuant to this Section shall apply to the Computation Period immediately following the Computation Period in which the Permitted Absence begins.

(B)   For any Participant who is absent from work for more than twelve (12) consecutive months because of a Permitted Absence, the Computation Period commencing on the first anniversary of the first date of such Permitted Absence shall be treated as neither a period of service nor a period of absence.

(49)   Individual Account means the detailed record kept of the items and amounts credited or charged to each Participant in accordance with the terms hereof. Such Individual Account includes, as applicable, an Elective Contribution Account, an Employer Matching Contribution Account, a Choice Allocation Account, a Prior Employer Voluntary Contribution Account, a Prior Employer Non-Elective Contribution Account, a Prior Employer Matching Contribution Account, a Prior Employer Elective Contribution Account, a Prior Employer Rollover Account and a Rollover Account.

(50)   Investment Committee means the committee set forth in Section 9.3.

(51)   Investment Date means the date as of which Elective Contributions are delivered to the Trustee.

(52)   Investment Funds is defined in Section 9.9 (Duties and Authorities of the Investment Committee).

(53)   Investment Manager shall mean any Fiduciary as defined in ERISA Section 3(38) appointed by the Investment Committee pursuant to Section 9.9 (Duties and Authorities of the Investment Committee).

(54)   Key Employee as determined pursuant to Code Section 416(i) and the Regulations thereunder, is any person who is at any time during the Plan Year, or, effective only for Plan Years beginning prior to January 1, 2002, during any of the four preceding Plan Years was:

(i)   an officer of the Employer or a Controlled Group Member whose Compensation is more than $130,000 (or fifty percent (50%) of the amount set out in Code Section 415(b)(1)(A) for any such Plan Year for Plan Years beginning prior to January 1, 2002),

(ii)   effective only for Plan Years beginning prior to January 1, 2002, one of the ten (10) Employees having Compensation from the Employer of more than the limitation set forth in Code Section 415(c)(1)(A) and owning or considered owning within the meaning of Code Section 318, the largest interests in the Company,

(iii)   a five percent (5%) owner of the Employer or a Controlled Group Member, or,

(iv)   a one percent (1%) owner of the Employer or a Controlled Group Member having Compensation of more than $150,000.

(55)   Leave of Absence means an Employee's absence from active employment with an Employer by reason of leave granted in conformity with the Employer's policy other than a Disability Leave of Absence or a Permitted Absence.

(56)   Limitation Year shall mean the Plan Year or any other twelve (12) consecutive month period adopted pursuant to a written resolution of the Board of Directors.

(57)   Named Fiduciaries are defined and designated in Section 9.11 (Named Fiduciaries and Allocation of Responsibilities).

(58)   Non-Key Employee shall mean any Employee who is not a Key Employee as that term is defined herein or otherwise defined in Code Section 416(i) or the Regulations thereunder.

(59)   Non-US Subsidiary Company means:

(a)   A foreign company not less than twenty percent (20%) of the voting stock of which is owned by the Company; or

(b)   A foreign company more than fifty percent (50%) of the voting stock of which is owned by the foreign company described in subparagraph (a) above.

(59)   <u>Normal Retirement Age</u> of a Participant is the date on which such Participant attains sixty-five (65) years of age.

(60)   <u>Normal Retirement Date</u> shall mean the first day of the month coincident with or first following the date on which a Participant attains Normal Retirement Age and has elected to retire.

(61)   <u>One-Year Break-in-Service</u> is defined in Section 3.5 (One-Year Break-in-Service).

(62)   <u>Participant</u> refers to any Employee who has met the qualification requirements to participate in the Plan pursuant to the provisions of Article 3 (Eligibility, Participation, and Beneficiary Designation).   Any person who at one time was a Participant in the Plan and has since severed employment with an Employer, or no longer has amounts contributed to the Plan but who has an Individual Account balance shall also be considered to be a Participant. Unless otherwise indicated herein, an Alternate Payee and Beneficiary shall be considered to be a Participant.

(63)   <u>Permissive Aggregation Group</u> means two or more plans of a single Employer aggregated pursuant to the aggregation rules of Code Section 416 whereby the group of such plans include at least one plan which is not required to be aggregated but satisfies the qualification requirements pursuant to the coverage and anti-discrimination rules set forth in the Code.

(64)   A <u>Permitted Absence</u> occurs when such Participant's absence from work is either:

(i)   by reason of the pregnancy of such Participant,

(ii)   by reason of the birth of a child of such Participant,

(iii)   by reason of the placement of a child in connection with the adoption of a child by such Participant, or

(iv)   for purposes of caring for such child immediately following the birth or placement by adoption.

(65)   Plan refers to the EDS Deferred Compensation Plan as amended and restated and set forth in and given effect to by this instrument and all amendments hereto. Effective July 1, 1998, the name of the Plan shall be the EDS 401(k) Plan.

(66)   Plan Administrator shall mean the Plan's Benefits Administration Committee as duly appointed and authorized herein to perform those actions and duties in the administration of the Plan.

(67)   Plan Coverage Change shall mean a change in the group or groups of Employees eligible to participate in the Plan on account of (i) the amendment of the Plan; (ii) a plan merger, consolidation or spin-off under Code Section 414(l); (iii) a change in the aggregation of the Plan with another Plan for purposes of complying with Code Section 401(k); or (iv) a combination of the foregoing.

(68)   Plan Year shall mean the consecutive twelve-month period beginning on January 1.

(69)   Preretirement Survivor Annuity is defined in Section 6.5(b)(i) (Distribution of Benefits).

(70)   Prior Employer Elective Contribution shall mean any amounts transferred to the Plan on behalf of an Employee who had such amounts contributed by an employer on account of such Employee's elective deferral and pursuant to Code Section 401(k) and made when such Employee participated in a Qualified Plan maintained by an employer other than an Employer.

(71)   Prior Employer Elective Contribution Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Elective Contributions which were transferred into the Plan, together with the Adjustments thereto.

(72)   Prior Employer Matching Contribution shall have the same meaning as set forth in Code Section 401(m)(4)(A) and generally means any amounts transferred to the Plan on behalf of an Employee who had such amounts contributed by an employer on account of such Employee's elective deferral and made when such Employee participated in a Qualified Plan maintained by an employer other than an Employer.

(73)   Prior Employer Matching Contribution Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Matching Contributions which were transferred into the Plan, together with the Adjustments thereto.

(74)   Prior Employer Non-Elective Contribution shall have the same meaning as set forth in Treasury Regulation Section 1.401(k)-1(g)(10) and generally shall mean any amounts, other than Prior Employer Matching Contributions, contributed on behalf of an employee by an employer while such employee was a participant in a Qualified Plan maintained by an employer other than an Employer, and which such employee could not have elected to receive in the form of cash or other taxable benefit.

(75)   Prior Employer Non-Elective Contribution Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Non-Elective Contributions which were transferred into the Plan, together with any Adjustments thereto.

(76)   Prior Employer Rollover shall mean any amounts transferred to the Plan on behalf of an Employee who previously had rolled such amounts over to an employer's qualified retirement plan pursuant to the requirements of Code Section 401(a)(31) and the regulations thereunder.

(77)   Prior Employer Rollover Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Rollovers which were transferred into the Plan, together with any Adjustments thereto.

(78)   Prior Employer Voluntary Contribution shall mean voluntary after-tax contributions made under a Qualified Plan and generally means any amounts transferred to the Plan on behalf of an Employee who contributed such amounts when such Employee participated in a Qualified Plan maintained by an employer other than an Employer.

(79)   Prior Employer Voluntary Contribution Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Voluntary Contributions which were transferred into the Plan, together with the Adjustments thereto.

(80)   QDRO Account shall mean the account established by the Plan Administrator for the benefit of an Alternate Payee pursuant to a Qualified Domestic Relations Order.

(81)   Qualified Consent means an irrevocable written consent of the spouse of a Participant which acknowledges the effect of the consent and is witnessed by a notary public in accordance with the then established policies of the Plan Administrator. However, any requirement for Qualified Consent may be deemed waived by the Plan Administrator when the Plan Administrator establishes to its satisfaction that there is not a spouse of the Participant, or the spouse of the Participant cannot be located. Any consent obtained hereby shall be effective only with respect to the signing spouse. A consent that permits designations by the Participant without any requirement for further consent by such spouse must acknowledge that the spouse has the right to limit consent to a specific Beneficiary, and a specific form of benefit where applicable, and that the spouse voluntarily, elects to relinquish either or both of such rights. A revocation of a prior waiver may be made by a Participant without the consent of the spouse at any time before the commencement of benefits. The number of revocations shall not be limited. No qualified consent required under Section 6.5(b) shall be valid unless the Participant has received notice as provided in Section 6.14 (Required Notifications).

(82)   Qualified Domestic Relations Order shall mean a domestic relations order which meets the requirements of Code Section 414(p).

(83)   Qualified Matching Contribution is defined in Section 4.1(e) (Employer Contributions).

(84)   Qualified Nonelective Contribution is defined in Section 4.1(d) (Employer Contributions).

(85)   Qualified Plan shall mean any employee benefit plan which satisfies the provisions of Code Section 401(a).

(86)   Required Aggregation Group means each a Qualified Plan of the Employer in which a Key Employee is a participant, and each other employee pension benefit plan of the Employer which enables any employee pension benefit plan in which a Key Employee participates to meet the requirements of Code Sections 401(a)(4) or 410. In the case of a Required Aggregation Group, each employee pension benefit plan in the group will be considered a Top Heavy Plan if the Required Aggregation Group is a Top-Heavy Group. No employee pension benefit plan in the Required Aggregation Group will be considered a Top Heavy Plan if the Required Aggregation Group is not a Top-Heavy Group.

(87)   Required Beginning Date shall mean (a) in the case of a Participant who attains age seventy and one-half (70 ½) prior to January 1, 1997, or who is a five percent (5%) owner within the meaning of Code Section 416(i) at any time during the calendar year in which such individual attains age seventy and one-half (70 ½), the April 1 first following the calendar year in which a Participant attains age seventy and one-half (70-1/2); or (b) in the case of any other Participant who attains age seventy and one-half (70 ½) on or after January 1, 1997, the April 1 first following the later of the calendar year in which the Participant attains seventy and one-half (70 ½), or retires.

(88)   Rollover Account shall mean the portion of a Participant's Individual Account consisting of contributions made pursuant to Section 4.6 (Rollover Contribution) by such Participant to the Plan, together with any Adjustments thereto.

(89)   Rollover Contribution shall mean an amount contributed pursuant to Section 4.6 (Rollover Contribution) by a Participant of the Plan to establish, or add to, a Rollover Account and subject to the requirements set forth herein.

(90)   Salary Reduction Agreement shall mean an election made by a Participant in accordance with Section 4.2(a) (Elective Contributions) by which the Participant agrees that the Employer will reduce the Participant's Compensation by a designated percentage and contribute that designated percentage to the Plan on behalf of the Participant.

(91)   Service is defined in Section 3.4 (Service).

(92)   Top-Heavy Group means a Required or Permissive Aggregation Group, if applicable, in which, as of the Determination Date, the sum of the present value of the accumulated accrued benefits of Key Employees under all Defined Benefit Plans included in the group, and the aggregate of the accounts of Key Employees under all Defined Contribution Plans included in the group, exceed sixty percent (60%) of a similar sum determined for all Participants.

(93)   Top-Heavy Plan generally means, for any Plan Year, any plan under which, as of any Determination Date, the present value of the sum of the Individual Account balances under the plan for Key Employees exceeds sixty percent (60%) of the sum of the Individual Account balances for all Employees.

(94)   Trust shall mean, as of a particular date, the total of the contributions made in accordance with the Plan, increased by the net income thereon and decreased by the benefits paid under the Plan, losses incurred, and expenses, costs or fees of administering the Plan held by the Trustee pursuant to the terms of the Trust Agreement.

(95)   Trust Agreement means the agreement entered into between the Company or an Employer and the Trustee pursuant to Section 8.1 (Trustee).

(96)   Trustee shall mean such individual or financial institution, or a combination, as shall be designated by the Trust Agreement to hold in trust any assets of the Plan for purposes of providing benefits under the Plan, and shall include any successor Trustee to the Trustee, initially designated thereunder. The Trustee shall be a named fiduciary.

(97)   Valuation Date shall mean each day on which the New York Stock Exchange is trading or as otherwise determined by the Trustee, on which the Trust shall be valued at fair market value. In no event shall a Valuation Date occur less frequently than once in a consecutive twelve (12) month period.

(98)   Year of Service shall mean a Computation Period, commencing on the first day a person becomes employed or reemployed by an Employer and prior to July 1, 1998, during which such Employee has not less than one thousand (1,000) Hours of Service.

2.2   Construction.   The headings and subheadings in the Plan are provided for convenience of reference only and shall not affect the construction or interpretation of the provisions. In any necessary construction of a plan provision, the masculine gender may include the feminine or neuter, and the singular may include the plural, and vice versa.

ARTICLE 3

ELIGIBILITY, PARTICIPATION, AND

BENEFICIARY DESIGNATION

3.1   Eligibility Period. Each Employee shall automatically be eligible to participate in the Plan upon commencing the first Hour of Service with an Employer.

3.2   Participation. Each eligible Employee of an Employer shall be given written notice by the Employer of the requirements of eligibility and shall become a Participant as of his Election Date by notifying the Plan Administrator in accordance with the then established policies of the Plan Administrator and agreeing to accept and be bound by all the terms and conditions of the Plan. Such Participant shall remain a Participant for so long as there exists a remaining balance in such Participant's Individual Account.

3.3   Credited Service means the sum of (i) all periods of Service beginning after the later of June 30, 1998, or the Participant's Date of Employment or Date of Reemployment, as applicable; and (ii) a Participant's Years of Service as of June 30, 1998, if any; provided, however, that such Participant's Credited Service shall be increased by one (1) if, as of June 30, 1998, the Participant had not completed at least 1,000 Hours of Service during the twelve (12) consecutive month period beginning on the later of (A) the Participant's Date of Employment or Date of Reemployment, if applicable or (B) the most recent anniversary of the date in (A).

3.4   Service means all periods of the Employee's common law employment with an Employer, subject to the rules in this Section and the One-Year Break-in-Service rules in Section 3.5 (One-Year Break-in-Service).

(a)   A Participant shall earn Service for all periods of common law employment. Unless a period of Service may be disregarded pursuant to the Break-in-Service rules in Section 3.4 (Break-in-Service), all periods of non-continuous Service shall be aggregated so that a one (1) year period of Service shall be completed as of the date an Employee completes three hundred and sixty-five (365) days of Service.

(i)   An Employee's Service shall commence (or recommence) on the Employee's Date of Employment (or Date of Reemployment).

(ii)   A period of Service of an Employee shall terminate upon the first to occur of:

(A)   The date on which the Employee quits, retires, is discharged or dies;

(B)   The date on which the Employee is deemed to terminate employment due to failure to return to active employment upon the expiration of a Leave of Absence or Disability Leave of Absence; or

(C)   The first anniversary of the date on which the Employee is first absent from active employment for any reason other than retirement, quit, discharge, Leave of Absence, Disability Leave of Absence, or death.

(iii)   For an Employee who is on a Permitted Absence and who is absent from Service beyond the first anniversary of the date such Permitted Absence commenced, a termination of Service shall occur on the second anniversary of the date such Permitted Absence commenced; provided, however, that the period between the first and second anniversaries of the date such Permitted Absence commenced is neither a period of Service nor a period of severance for purposes of Section 3.5 (One-Year Break-in-Service). In order for an employee's absence to qualify as a Permitted Absence, the Employee must furnish the Plan Administrator with such timely information as the Plan Administrator requires in order to establish that the absence was a Permitted Absence in accordance with procedures established by the Plan Administrator.

(iv)   If an Employee terminates Service due to a quit, discharge, or retirement, but is reemployed by an Employer within twelve months of such termination of Service, then the period of termination shall be counted as a period of Service. If an Employee is on Leave of Absence of twelve months or less, and then terminates Service due to a quit, discharge, or retirement, but is reemployed by an Employer within twelve months from the date on which the Employee was first absent from Service, then the period of termination shall be counted as a period of Service. If an Employee is on Disability Leave of Absence and then terminates Service due to a quit, discharge, or retirement, but is reemployed by an Employer within twelve months from the date on which the Employee was first absent from Service, then the period of the termination shall be counted as a period of Service.

(b)   Service shall exclude any period of employment completed prior to the Participant's attainment of age 18; provided, however, that for a Participant whose Date of Employment is on or after July 1, 1998, Service shall include any period of employment completed prior to attainment of age 18.

(c)   Employment with a Controlled Group Member or a Non-US Subsidiary Company as reported to the Plan Administrator by such Controlled Group Member or Non-US Subsidiary Company, shall be treated as Service.

(d)   Any individual who becomes an Employee as a result of a facilities management contract or an outsourcing agreement between an Employer and a Customer or who becomes an Employee as a result of a stock purchase or asset purchase shall receive one year of Service for each year employed with and as reported by such Employee's former employer.

(e)   An Employee entitled to benefits under the long term disability plan will be credited with Service during a Disability Leave of Absence until the earlier of the date as of which (i) the Employee is fully vested in the balance in his Individual Account pursuant to Section 6.4 (Other Termination of Service), or (ii) the Employee's attainment of Normal Retirement Age.

3.5   One -Year Break-in-Service.

(a)   Effective prior to July 1, 1998, One-Year Break-in-Service shall mean an Employment Year during which a Participant is not credited with more than five hundred (500) Hours of Service.

(b)   Effective July 1, 1998, a Break-in-Service shall mean a period of severance following an Employee's termination of Service. An Employee shall have a One-Year Break-in-Service for each twelve month period ending on the anniversary of the Employee's termination of Service.

(c)   If a Participant incurs a period of five consecutive One-Year Breaks-in-Service, then any Credited Service completed after such One-Year Breaks-in-Service shall be disregarded for purposes of determining his vested right in the balance of his Individual Account as of the date he incurs the One-Year Breaks-in-Service.

(d)   For purposes of determining if an Employee who is reemployed following July 1, 1998, has incurred a period of five consecutive One-Year Breaks-in-Service, the Employee's period of Break in Service commencing on July 1, 1998, shall be combined with such Employee's One-Year Breaks-in-Service, as defined prior to July 1, 1998, including any partial years.

3.6   Beneficiary Designation. At any time, and in accordance with the policies then established by the Plan Administrator, each Participant may designate the Beneficiary or Beneficiaries to receive such Participant's death benefit and shall have the restricted right to revoke any such designation. Each such designation or revocation shall be evidenced by written instrument filed with the Plan Administrator, signed by the Participant. Any designation of a Beneficiary other than the Participant's spouse shall be void and without effect unless such designation includes a Qualified Consent. Any revocation of a designation of a Participant's spouse as Beneficiary is void without a proper Spousal Consent. If no such designation is on file with the Plan Administrator at the time of the Participant's death or if, for any reason, the Plan Administrator determines that no such designation is in effect, then the Participant's spouse shall be deemed the Beneficiary. If at the time of death the Participant is not married, then the children of such Participant shall be deemed Beneficiaries and shall be paid the benefit share-and-share alike. If at the time of death the Participant has no spouse or children, then the estate of such Participant shall be conclusively deemed to be the Beneficiary designated to receive such Participant's death benefit. If a Participant has designated the Participant's spouse as a Beneficiary, and as of the time of the occurrence of a distributable event, the Participant is no longer married to such designated Beneficiary, and has not properly designated another as Beneficiary in lieu of the Participant's ex-spouse, then such designated Beneficiary shall be paid benefits in accordance with the Beneficiary designation and the terms of the Plan. If a designated

Beneficiary shall die before the Participant, his or her interest under this Section 3.6 shall terminate, and, unless otherwise provided in the Participant's designation if the designation included more than one Beneficiary, such interest shall be paid in equal shares to those Beneficiaries, if any, who survive the Participant. For purposes of the immediately preceding sentence, a Beneficiary who makes a "qualified disclaimer" (as such term is defined in Code Section 2518(b)) that meets the requirements of Code Section 2518(b) and that is valid under applicable state law shall be treated as dying before the Participant, provided that such disclaimer is actually received by the Plan Administrator prior to the payment of any death benefit under the Plan.

ARTICLE 4

CONTRIBUTIONS

4.1   Employer Contributions. Subject to the limitations set forth in this Article 4, for each Plan Year, each Employer shall make Contributions to the Plan as provided in this Section 4.1. Contributions shall be paid to the Trustee. All contributions by the Employer shall be irrevocable, except as herein provided, and may be used only for the exclusive benefit of the Participants and their Beneficiaries.

(a)   Elective Contributions. The Employer shall make an Elective Contribution in an amount equal to the amount by which each Participant has agreed, in accordance with the provisions of Section 4.2 (Elective Contributions), to reduce his Compensation.

(b)   Employer Matching Contributions. Effective July 1, 1998, the Employer shall make Employer Matching Contributions as follows:

(i)   As of each Investment Date, an Employer Matching Contribution in an amount that equals twenty-five percent (25%) of the Elective Contribution contributed on behalf of each Participant since the immediately preceding Investment Date, made with respect to Elective Contributions equal to no more than six percent (6%) of such Participant's Compensation.

(ii)   An Employer Matching Contribution on behalf of each Participant who is in the Service of an Employer on the last day of the Plan Year in an amount as necessary such that the aggregate Employer Matching Contribution for the Plan Year made on behalf of such Participant equals twenty-five percent (25%) of the Elective Contribution contributed on behalf of such Participant for the Plan Year with respect to Elective Contributions equal to no more than six percent (6%) of such Participant's Compensation for the Plan Year. Notwithstanding anything herein to the contrary, for the Plan Year ending December 31, 1998, the Employer Matching Contribution made pursuant to this Section 4.1(b)(ii), shall be in an amount as necessary such that the aggregate Employer Matching Contribution for the Participant equals (A) twenty-five percent (25%) of the Elective Contribution contributed on behalf of such Participant with respect to Elective Contributions equal to no more than six percent (6%) of such Participant's Compensation for the Plan Year, divided by (B) two.

(iii)   Employer Matching Contributions are subject to the limitations on investment provided in Section 8.2 (Direction of Investments).

(iv)   Notwithstanding anything herein to the contrary, in the event that the Salary Reduction Contribution to which an Employer Matching Contribution relates is treated as an Excess Contribution, an Excess Aggregate Contribution, or an excess deferral (as defined in Section 4.2(c) (Elective Contributions)), then such Employer Matching Contribution shall be forfeited and the Participant's Employer Matching Contribution Account adjusted accordingly.

(v)   Notwithstanding anything herein to the contrary, in the event that an Employer Matching Contribution is made on behalf of a Participant who is not eligible for an Employer Matching Contribution or is made in an amount that exceeds the Employer Matching Contribution to which the Participant is entitled, such Employer Matching Contribution or excess Employer Matching Contribution, as the case may be, shall constitute a Forfeiture for the Plan Year in which the discovery is made.

(vi)   Effective for Plan Years beginning on or after January 1, 2002, Employer Matching Contributions shall be taken into account for purposes of satisfying the top heavy minimum contribution requirements of section 416(c)(2) of the Code and Article 12 of the Plan, if applicable. Employer Matching Contributions that are used to satisfy the top heavy minimum contribution requirements, if applicable, shall be treated as matching contributions for purposes of the actual contribution percentage test and other requirements of section 401(m) of the Code.

(vii)   Notwithstanding anything herein to the contrary, no Employer Matching Contribution shall be made with respect to that portion of a Participant's Elective Contributions that constitute "catch-up" contributions under Section 4.2(c).

(c)   Choice Allocation Contributions. Effective for Plan Years beginning on or after January 1, 2000, the Employer shall make a Choice Allocation Contribution on behalf of each Participant who is also a participant in the EDS Retirement Plan and who properly elected not later than the immediately preceding December 31 and in accordance with the terms of the EDS Retirement Plan, to have a portion (not to exceed thirty-three percent (33%)) of any Benefit Credits that would otherwise be made in that Plan contributed instead on such Participant's behalf under this Plan. Such Choice Allocation Contribution shall equal the Participant's Benefit Credits for the period in which the election is in effect multiplied by the percentage of such Benefit Credits which the Participant elected to have contributed to this Plan.

(d)   Qualified Nonelective Contributions. In its sole and absolute discretion, an Employer may determine to make a Qualified Nonelective Contribution in an amount, if any, determined by the Employer for the benefit of Participants who are not Highly Compensated Employees.   Such Qualified Nonelective Contribution shall be nonforfeitable.

(e)   Qualified Matching Contributions. In its sole and absolute discretion, an Employer may determine to make a Qualified Matching Contribution in an amount, if any, determined by the Employer for the benefit of Participants who are not Highly Compensated Employees. Such Qualified Matching Contribution shall be nonforfeitable and shall be allocated on account of Elective Contributions.

4.2   Elective Contributions. Subject to the limitations set forth herein, a Participant may elect to have Elective Contributions contributed to the Plan on his behalf as follows:

(a)   Salary Reduction Election.   Each Participant, in accordance with the policies then established, shall enter into a Salary Reduction Agreement with the Plan Administrator as to his election to reduce his Compensation. The designated percentage by which a Participant may reduce his Compensation pursuant to an election may be any whole percentage from one percent (1%) to twenty percent (20%) (effective May 31, 2002, twenty percent shall be increased to forty percent (40%)) of the Compensation otherwise payable to the Participant during the pay period. The last pay period with respect to which the Participant's Compensation shall be reduced shall be the last pay period with respect to which the Employer's payroll is processed before the Participant terminates employment. A Participant may elect to defer a portion of any Equalization Bonus to the extent provided in Appendix B. Such election shall be effective no sooner than the pay period first occurring after the receipt of such Salary Reduction Agreement by the Plan in accordance with the procedures then established by the Plan Administrator.

(b)   Revocation or Change of Election. Each Participant, by notice to the Plan Administrator in accordance with the procedures then established by the Plan Administrator and communicated to Participants, may prospectively elect to reduce or increase the amount of his Compensation deferred pursuant to a Salary Reduction Agreement made in accordance with this Section 4.2 or cease all reduction of Compensation.   If Elective Contributions are ceased hereunder, a Participant may reinstate Elective Contributions by entering into a new Salary Reduction Agreement in accordance with this Section.

(c)   Limitation on Elective Contributions. For any Plan Year, no Participant shall make Elective Contributions in excess of $11,000 (or $9,500 effective for Plan Years beginning prior to January 1, 2002) or such increased amount as may from time to time be provided in accordance with Code Section 402(g) or the Regulations thereunder, except to the extent permitted under the following paragraph and Code Section 414(v), if applicable, effective May 31, 2002 for the 2002 Plan Year and for all subsequent Plan Years beginning on or after January 1, 2003. Effective for Plan Years beginning on or after January 1, 2001, if during a Plan Year, the Plan Administrator determines a Participant's Elective Contributions to the Plan for a calendar year, in addition to the Participant's elective deferrals to another plan described in the immediately following paragraph, would exceed the 402(g) limitation, the Employer will not make any additional elective deferrals with respect to that Participant for the remainder of that calendar year, paying in cash to the Participant any amounts which would result in the Participant's Elective Contributions for the calendar year exceeding the 402(g) limitation. Effective for Plan Years beginning on or after January 1, 2001, if the Plan Administrator determines a Participant's Elective Contributions already contributed to the Plan for a calendar year exceed the 402(g) limitation, the Plan Administrator will distribute the amount in excess of the 402(g) limitation (the "excess deferral"), as adjusted for income earned thereon in accordance with the last sentence of this paragraph, no later than April 15 of the following calendar year. If the Plan Administrator distributes the excess deferral by the appropriate April 15, it may make the distribution irrespective of any other provision under this Plan or under the Code. The Plan Administrator will reduce the amount of excess deferrals for a calendar year distributable to the Participant by the amount of Excess Contributions (as determined in Section 4.4), if any, previously distributed to the Participant for that calendar year. The Plan Administrator shall return the excess Elective Contributions together with income earned thereon through the end of each Plan Year, but shall not return any income earned thereon between the end of the Plan Year and the date the Trustee receives directions from the Plan Administrator to distribute such excess deferral to the Participant.

Effective for Plan Years beginning on or after January 1, 2001, if a Participant participates in another plan under which the Participant makes elective deferrals pursuant to a Code §401(k) arrangement, elective deferrals under a Simplified Employee Pension, or salary reduction contributions to a tax-sheltered annuity, irrespective of whether the Employer maintains the other plan, the Participant may provide the Plan Administrator a written claim for excess deferrals made for a calendar year. The Participant must submit the claim no later than the March 1 following the close of the particular calendar year and the claim must specify the amount of the Participant's Elective Contributions under this Plan which are excess deferrals. If the Plan Administrator receives a timely claim, it will distribute the excess deferrals (as adjusted for income) the Participant has assigned to this Plan, in accordance with the distribution procedure described in the immediately preceding paragraph. In the case of 402(g) excess deferrals that exist during any calendar year under this Plan and all other plans, contracts or arrangements of the Employer maintaining this Plan, the Participant will be deemed to have submitted a claim for such excess deferrals pursuant to this paragraph.

Effective May 31, 2002 for the 2002 Plan Year and for all subsequent Plan Years beginning on or after January 1, 2003, all Participants who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Code and the regulations thereunder. Such catch-up contributions shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of sections 402(g) and 415 of the Code. The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the requirements of section 401(k)(3), 401(k)(11), 401(k)(12), 410(b), or 416 of the Code, as applicable, by reason of the making of such catch-up contributions.

4.3   Payment of Elective Contributions to the Trust. Elective Contributions shall be delivered by the Employer to the Trustee as soon as practicable. Except to the extent otherwise permitted in accordance with Department of Labor Regulation § 2510.3-102, the Employer shall pay Elective Contributions to the Trustee on the earliest date on which such contributions can reasonably be segregated from the Employer's general assets, not to exceed the fifteenth business day of the month following the month in which (i) the contributions are received by the Employer or (ii) the date on which such amounts would otherwise have been payable to the Participant in cash. All contributions by the Employer must be delivered to the Trustee by the time prescribed by law for filing the Employer's Federal income tax return (including extensions thereof). If the contribution is on account of the Employer's preceding fiscal year, the contribution shall be accompanied by the Employer's statement to the Trustee that payment is on account of such fiscal year.

4.4   Limitation on Elective Contributions for Highly Compensated Employees.

(a)   Limitations. Notwithstanding the provisions of Section 4.1 (Employer Contributions), the Actual Deferral Percentage for the Highly Compensated Employees with respect to any Plan Year shall not exceed the greater of (i) or (ii):

(i)   The Actual Deferral Percentage for the Employees who are not Highly Compensated Employees or, effective for Plan Years beginning on or after January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year, multiplied by one and one-fourth (1.25); or

(ii)   The Actual Deferral Percentage for the Employees who are not Highly Compensated Employees or, effective for Plan Years beginning on or after January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year, multiplied by two (2); provided, however, that the Actual Deferral Percentage for the Highly Compensated Employees may not exceed the Actual Deferral Percentage for the Employees who are not Highly Compensated Employees or, effective January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year, by more than two (2) percentage points, but subject to the aggregate limitation rules of paragraph 4.4(c).

(b)   "Actual Deferral Percentage" shall mean the average of the ratios (calculated separately for each Employee to the nearest one-hundredth of one percent) of:

(i)   The amount of all Elective Contributions actually contributed to the Trust on behalf of such Employee and allocated to his Elective Contribution

Account for such Plan Year, plus, in accordance with regulations promulgated by the Secretary of the Treasury, such Employer Matching Contributions, if any, as may be designated by the Plan Administrator as includible in this computation for the Plan Year to

        (ii)   The Employee's Compensation, such average of ratios being multiplied by one hundred (100).

To the extent that the Plan Administrator elects, pursuant to the above paragraph, to take Employer Matching Contributions into account in computing the Actual Deferral Percentage, the Actual Contribution Percentage tests under Section 4.5 (Limitation on Employer Matching Contributions) must still be computed and satisfied separately, and in doing so the Plan Administrator shall disregard the Employer Matching Contributions used in computing the Actual Deferral Percentage for such Plan Year.

For purposes of this Section 4.4(b), the ratio calculated for any Employee who is a Highly Compensated Employee for the Plan Year and who is eligible to have Elective Contributions allocated to his accounts under two or more plans or arrangements described in Code Section 401(k) that are maintained by an Employer or a Controlled Group Member shall be determined as if all such contributions were made under a single arrangement. Further, in the event that this Plan satisfies the requirements of Code Section 401(a)(4) or 410(b) (other than Code Section 410(b)(2)(A)(ii)) only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of Code Sections 401(a)(4) or 410(b) (other than Code Section 410(b)(2)(A)(ii)) only if aggregated with this Plan, then the Actual Deferral Percentage shall be determined by calculating the ratio for each Employee as if all such plans were a single plan.

        (c)   <u>Rules Applicable to Calculation of the Actual Deferral Percentage for Employees who are not Highly Compensated Employees</u>.

        (i)   Effective January 1, 1999, the Actual Deferral Percentage for the Employees who were not Highly Compensated Employees for the preceding Plan Year shall be determined by taking into account those Employees who were not Highly Compensated Employees for the preceding Plan Year, using the definition of Highly Compensated Employee in effect for the preceding Plan Year and determined without regard to the Employee's status for the current Plan Year or, except as provided in paragraph (ii), below, changes in the group of Employees who are not Highly Compensated Employees for the current Plan Year.

        (ii)   For a Plan Year during which there is a Plan Coverage Change (other than a minor Plan Coverage Change), the Actual Deferral Percentage for the Employees who are not Highly Compensated Employees shall be the weighted average of the adjusted Actual Deferral Percentages for each subgroup of Employees who are not Highly Compensated Employees who were eligible to participate in a Section 401(k) plan maintained by a Controlled Group Member, as determined in accordance with Internal Revenue Service Notice 98-1.

(iii)   Any Qualified Non-Elective Contributions shall be taken into consideration for purposes of calculating the Actual Deferral Percentage for the Employees who were not Highly Compensated Employees for the preceding Plan Year only if such Qualified Non-Elective Contributions are allocated as of a date within the preceding Plan Year and contributed not later than the end of the twelve-month period following the end of the preceding Plan Year.

(d)   Aggregate Limit.   Effective for Plan Years beginning prior to January 1, 2002, if one or more Highly Compensated Employees are eligible for contributions that are tested under both this Section 4.4 and Section 4.5 (Limitation on Employer Matching Contributions), multiple use of the alternative limit set forth in Section 4.4(a)(ii) shall be limited so that the aggregated Actual Deferral Percentage and Actual Contribution Percentage of such Highly Compensated Employees does not exceed the aggregate limit.   For purposes of this Section 4.4(d), the "aggregate limit" is the greater of the following:

(i)   The sum of:

(A)   One and one-fourth (1.25) multiplied by the greater of (a) the Actual Deferral Percentage of the Employees who are not Highly Compensated Employees for the Plan Year, or, effective January 1, 1999, the Employees who are not Highly Compensated Employees for the preceding Plan Year, or (b) the Actual Contribution Percentage of the Employees who are not Highly Compensated Employees for the Plan Year, or, effective January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year; and

(B)   Two (2) plus the lesser of (a) or (b) above; provided, however, that this amount shall not exceed two (2) multiplied by of the lesser of (a) or (b) above; or

(ii)   The sum of:

(A)   One and one-fourth (1.25) multiplied by the lesser of (a) the Actual Deferral Percentage of the Employees who are not Highly Compensated Employees for the Plan Year, or, effective January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year, and (b) the Actual Contribution Percentage for the Employees who are not Highly Compensated Employees for the Plan Year or, effective January 1, 1999; and

(B)   Two (2) plus the greater of (a) and (b) in the immediately preceding subparagraph; provided, however, that this amount shall not exceed two (2) multiplied by the greater of (a) or (b) above.

Amounts in excess of the aggregate limit shall be treated as excess contributions and adjusted as provided in Section 4.4(e). For purposes of applying this multiple use limit, the Actual Contribution Percentage and the Actual Deferral Percentage shall be determined after any required distributions of excess contributions and deferrals under Sections 4.2(c) Elective Contributions), 4.4(e), and 4.5(e) (Limitation on Employer Matching Contributions) and any adjustment of Employer Matching Contributions in accordance with Section 4.1(b)(iv) (Employer Contributions).

(e)   Adjustments for Excess Contributions. If at any time during a Plan Year, the Actual Deferral Percentage for the Highly Compensated Employees exceeds or is reasonably expected by the Plan Administrator to exceed the amounts allowed under Sections 4.4(a) and 4.4(d), then the Plan Administrator, in its sole and absolute discretion, shall, at least once prior to the end of the Plan Year and more often if the Plan Administrator elects, do one or more of the following:

(i)   Prospective Reduction of Excess Contributions. Prospectively and in the same proportion reduce the amount of Compensation to be deferred pursuant to Section 4.2 (Elective Contributions), by each Highly Compensated Employee who has elected to defer a portion of his Compensation until the Actual Deferral Percentage for Highly Compensated Employees for the Plan Year will equal the greater of (i) or (ii) of Section 4.4(a), as limited by Section 4.4(d).

(ii)   Refund of Excess Contributions. Refund the portion of each Highly Compensated Employee's Elective Contribution that constitutes a portion of the "Excess Contribution" (hereinafter defined) for the Plan Year, plus earnings (or less losses) thereon for the Plan Year. All refunds shall be distributed by the Trustee to the Employer within two and one-half (2½) months after the close of the Plan Year in which the excess contribution arose, if administratively feasible, but in no event later than twelve (12) months after such date.

Excess Contribution shall mean, with respect to any Plan Year, the excess of:

(A)   The aggregate amount of Elective Contributions actually paid over to the Trust on behalf of Highly Compensated Employees for such Plan Year, over

(B)   The maximum amount of such Elective Contributions permitted under the limitations of Sections 4.4(a) and (d).

The total amount of Excess Contributions is to be determined by the following leveling method, under which the Actual Deferral Percentage of the Highly Compensated Employee with the highest Actual Deferral Percentage is reduced to the extent required to (i) enable the Plan to satisfy the limitations of Sections 4.4(a) and (d), or (ii) cause such Highly Compensated Employee's Actual Deferral Percentage to equal the Actual Deferral Percentage of the Highly

Compensated Employee with the next highest Actual Deferral Percentage, whichever occurs first. This process must be repeated until the Plan satisfies the limitations of Sections 4.4(a) and (d).

Once the total amount of Excess Contributions is determined, such Excess Contributions shall be distributed to the Highly Compensated Employee with the greatest amount of Elective Contributions until such Highly Compensated Employee's Elective Contributions are reduced by the full amount of the excess contributions or until such Highly Compensated Employee's Elective Contributions equal the Elective Contributions of the Highly Compensated Employee with the next greatest amount of Elective Contributions, whichever comes first. This process must be repeated until all Excess Contributions are distributed.

The provisions of this Section 4.4(e) shall be applied after the provisions of Section 4.2(c) (Elective Contributions) and any distributions of excess deferrals thereunder. Any distribution made pursuant to this Section 4.4(e) may be made notwithstanding any other provision of this Plan.

(iii)   Determination of Earnings and Losses. The earnings or losses allocable to excess contributions shall be determined by multiplying income (or loss) allocable to the Participant's Elective Contribution Account for the applicable Plan Year by a fraction, the numerator of which is the excess contribution on behalf of the Participant for the applicable Plan Year and the denominator of which is the balance of the Participant's Elective Contribution Account on the last day of the applicable Plan Year (prior to any refund of excess contributions)..

(iv)   Income Allocable to Excess Contributions. The income allocable to excess contributions, for purposes of Sections 4.4(e)(iii) and (iv), shall include all earnings and appreciation, including such items as interest, dividends, rent, royalties, gains from the sale of property, appreciation in the value of stock, bonds, annuity and life insurance contracts, and other property, without regard to whether such appreciation has been realized.

4.5   Limitation on Employer Matching Contributions.

(a)   Limitations. Notwithstanding the provisions of Sections 4.1(b) (Employer Contributions), the Actual Contribution Percentage for the Highly Compensated Employees with respect to any Plan Year shall not exceed the greater of (i) or (ii):

(i)   The Actual Contribution Percentage for the Employees who are not Highly Compensated Employees or, effective for Plan Years beginning on or after January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year, multiplied by one and one-fourth (1.25); or

(ii)   The Actual Contribution Percentage for the Employees who are not Highly Compensated Employees or, effective for Plan Years beginning on or after January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year, multiplied by two (2); provided, however, that the Actual Contribution Percentage for the Highly Compensated Employees may not exceed the Actual Contribution Percentage for the Employees who are not Highly Compensated Employees or, effective January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year, by more than two (2) percentage points, but subject to the aggregate limitation rules of paragraph 5.3(b).

(b)   "Actual Contribution Percentage" shall mean, for a specified group of Employees, the average of the ratios (calculated separately for each Employee in such group to the nearest one one-hundredth percent (.01%)) of:

(i)   The amount of all Employer Matching Contributions actually contributed to the Trust on behalf of such Employee and allocated to his Employer Matching Contribution Account for such Plan Year and, in accordance with regulations promulgated by the Secretary of the Treasury, such Elective Contributions, if any, as may be designated by the Plan Administrator as includible in this computation for the Plan Year; to

(ii)   The Employee's Compensation, such average of ratios being multiplied by one hundred (100).

To the extent the Plan Administrator elects, pursuant to the above paragraph, to take Elective Contributions into account in computing the Actual Contribution Percentage, the Actual Deferral Percentage tests under Section 4.4 (Limitation on Elective Contributions for Highly Compensated Employees) must still be computed and satisfied separately, and in doing so the Employer shall disregard the Elective Contributions used in computing the Actual Contribution Percentage for such Plan Year.

For purposes of this Section 4.5, the ratio calculated for any Employee who is eligible to have Employer Matching Contributions allocated to his account under two or more plans described in Code Section 401(a) that are maintained by an Employer or a Controlled Group Member shall be determined as if all such contributions were made under a single plan.   Further, in the event that this Plan satisfies the requirements of Code Section 401(a)(4) or 410(b) (other than Code Section 410(b)(2)(A)(ii)) only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of Code Section 401(a)(4) and 410(b) (other than Code Section 410(b)(2)(A)(ii)) only if aggregated with this Plan, then the Actual Contribution Percentage shall be determined by calculating the ratio for each Employee as if all such plans were a single plan.

(c)   Rules Applicable to Calculation of the Actual Contribution Percentage for Employees who are not Highly Compensated Employees.

(i)   Effective for Plan Years beginning on or after January 1, 1999, the Actual Contribution Percentage for the Employees who were not Highly Compensated Employees for the preceding Plan Year shall be determined by taking into account those Employees who were not Highly Compensated Employees for the preceding Plan Year, using the definition of Highly Compensated Employee in effect for the preceding Plan Year and determined without regard to the Employee's status for the current Plan Year or, except as provided in paragraph (ii), below, changes in the group of Employees who are not Highly Compensated Employees for the current Plan Year.

(ii)   For a Plan Year during which there is a Plan Coverage Change (other than a minor Plan Coverage Change), the Actual Contribution Percentage for the Employees who are not Highly Compensated Employees shall be the weighted average of the adjusted Actual Contribution Percentages for each subgroup of Employees who are not Highly Compensated Employees and who were eligible to participate in a Section 401(k) plan maintained by a Controlled Group Member, as determined in accordance with Internal Revenue Service Notice 98-1.

(iii)   Any Qualified Non-Elective Contributions shall be taken into consideration for purposes of calculating the Actual Contribution Percentage for the Employees who were not Highly Compensated Employees for the preceding Plan Year only if such Qualified Matching Contributions are allocated as of a date within the preceding Plan Year and contributed not later than the end of the twelve-month period following the end of the preceding Plan Year.

(d)   Aggregate Limit.   Effective for Plan Years beginning prior to January 1, 2002, if one or more Highly Compensated Employees are eligible for contributions that are tested under both this Section 4.5 and Section 4.4 (Limitation on Elective Contributions for Highly Compensated Employees), multiple use of the alternative limit set forth in Section 4.5(a)(ii) shall be limited so that the aggregated Actual Deferral Percentage and Actual Contribution Percentage of such Highly Compensated Employees does not exceed the aggregate limit. The "aggregate limit," for purposes of this Section 4.5, is the greater of the following:

(i)   The sum of:

(A)   One and one-fourth (1.25) multiplied by the greater of (i) the Actual Deferral Percentage of the Employees who are not Highly Compensated Employees for the Plan Year, or, effective January 1, 1999, the Employees who were not Highly Compensated Employees for the preceding Plan Year, or (ii) the Actual Contribution Percentage of the Employees who are not Highly Compensated Employees for the Plan Year, or, effective January 1, 1999, the Employees who were not Highly Compensated Employees for the preceding Plan Year; and

(B)   Two (2) plus the <u>lesser</u> of (i) or (ii) above; provided, however, that this amount shall not exceed two (2) multiplied by the <u>lesser</u> of (i) or (ii) above; or

(ii)   The sum of:

(A)   One and one-fourth (1.25) multiplied by the <u>lesser</u> of (a) the Actual Deferral Percentage of the Employees who are not Highly Compensated Employees for the Plan Year, or, effective January 1, 1999, the Employees who were not Highly Compensated Employees for the preceding Plan Year, and (b) the Actual Contribution Percentage for the Employees who are not Highly Compensated Employees for the Plan Year or, effective January 1, 1999, who were not Highly Compensated Employees for the preceding Plan Year; and

(B)   Two (2) plus the <u>greater</u> of (a) and (b) in the immediately preceding subparagraph; provided, however, that this amount shall not exceed two (2.0) multiplied by the <u>greater</u> of (a) or (b) above.

Amounts in excess of the aggregate limit shall be treated as excess aggregate contributions and adjusted as provided in Section 4.5(e). For purposes of applying this multiple use limit, the Actual Contribution Percentage and the Actual Deferral Percentage shall be determined after any required distributions of excess contributions and deferrals under Sections 4.2(c) (Elective Contributions), 4.4(e) (Limitation on Elective Contributions for Highly Compensated Employees) and 4.5(e) and any adjustment of Employer Matching Contributions in accordance with Section 4.1(b)(iv).

(e)   <u>Adjustments for Excess Contributions</u>.

(i)   <u>Distribution of Excess Employer Matching Contributions</u>. To the extent that the Actual Contribution Percentage for the Highly Compensated Employees during a Plan Year would exceed, if not adjusted in accordance with this Section, the amounts allowable under Section 4.5(a) or (d), 'Excess Aggregate Contributions' (hereinafter defined) for the Plan Year, plus earnings and less losses thereon for the Plan Year allocable thereto, shall be forfeited, if forfeitable, or if not forfeitable, distributed by the Trustee to the Highly Compensated Employees within two and one-half months after the close of the Plan Year in which such Excess Aggregate Contributions arose, if administratively feasible, and within twelve (12) months after the close of such Plan Year, at the latest. To the extent required by law, Excess Aggregate Contributions shall be treated as Annual Additions under Sections 5.7 (Correction for Excess Annual Additions) and 5.8 (Limitation for Multiple Plan Participants).

(ii)   <u>Excess Aggregate Contributions</u>. Excess Aggregate Contribution shall mean, with respect to any Plan Year, the excess of:

(A) The aggregate amount of Employer Matching Contributions actually paid over to the Trust on behalf of Highly Compensated Employees for such Plan Year, over

(B) The maximum amount of such Employer Matching Contributions permitted under the limitations of Sections 4.5(a) and (d).

The total amount of Excess Aggregate Contributions is to be determined by the following leveling method, under which the Actual Contribution Percentage of the Highly Compensated Employee with the highest Actual Contribution Percentage is reduced to the extent required to (i) enable the Plan to satisfy the limitations of Sections 4.5(a) and (d), or (ii) cause such Highly Compensated Employee's Actual Contribution Percentage to equal the Actual Contribution Percentage of the Highly Compensated Employee with the next highest Actual Contribution Percentage, whichever occurs first. This process must be repeated until the Plan satisfies the limitations of Sections 4.5(a) and (d).

Once the total amount of Excess Aggregate Contributions is determined, such Excess Aggregate Contributions shall be distributed to the Highly Compensated Employee with the greatest amount of Employer Matching Contributions until such Highly Compensated Employee's Employer Matching Contributions are reduced by the full amount of the Excess Aggregate Contributions or until such Highly Compensated Employee's Employer Matching Contributions equal the Employer Matching Contributions of the Highly Compensated Employee with the next greatest amount of Employer Matching Contributions, whichever comes first. This process must be repeated until all Excess Aggregate Contributions are distributed.

Any distribution made pursuant to Section 4.5(e) may be made notwithstanding any other provision of this Plan.

(iii) Determination of Earnings and Losses. The earnings or losses allocable to excess contributions shall be determined by multiplying income (or loss) allocable to the Participant's Employer Matching Contribution Account, as applicable, for the applicable Plan Year by a fraction, the numerator of which is the Excess Aggregate Contribution on behalf of the Participant for the applicable Plan Year and the denominator of which is the balance of the Participant's Employer Matching Contribution Account, as applicable, on the last day of the applicable Plan Year (prior to any refund of excess contributions).

(iv) Income Allocable to Excess Aggregate Contributions. The income allocable to Excess Aggregate Contributions, for purposes of Sections 4.5(e)(iii) and (iv), shall include all earnings and appreciation, including such items as interest, dividends, rent, royalties, gains from the sale of property, appreciation in the value of stock, bonds, annuity and life insurance contracts, and other property, without regard to whether or not such appreciation has been realized.

4.6   Rollover Contribution. Subject to the approval of the Plan Administrator, an Employee may contribute a rollover amount to the Trust which is an eligible rollover distribution as defined in Code Section 402(c)(4) or which is a rollover contribution described in Code Section 408(d)(3). The Plan may accept a direct rollover of any amounts distributed on behalf of a Participant (including any loan distributed on behalf of a Participant), from a Qualified Plan or a plan established pursuant to Code Section 403(a) to this Plan for Plan Years beginning prior to January 1, 2002 and for Plan Years beginning on or after January 1, 2002, the Plan may accept a direct rollover of such amounts from (i) a Qualified Plan or a plan established pursuant to Code Section 403(a), excluding after-tax employee contributions, (ii) an annuity contract described in Code Section 403(b), excluding after-tax employee contributions and (iii) an eligible plan under Code Section 457(f) which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state, excluding after-tax employee contributions. The Plan may also accept (i) a direct rollover from an individual retirement account described in Code Section 408(a), but only if such individual retirement account is a conduit individual retirement account that has no assets other than assets which (A) were previously distributed to the Participant by another qualified plan as a lump-sum distribution, (B) were eligible for tax-free rollover to a qualified plan or individual retirement account, and (C) were deposited in such conduit individual retirement account within sixty (60) days of receipt thereof and other than earnings on said assets, and (ii) amounts distributed to the Participant from a conduit individual retirement account meeting the requirements of clause (i) above, and transferred by the Participant to this Plan within sixty (60) days of the Participant's receipt thereof from such conduit individual retirement account. Such rollover amount shall be credited to the Participant's Rollover Account as of the Valuation Date next following receipt by the Trustee. Notwithstanding anything to the contrary herein, the Plan Administrator may instruct the Trustee to return any amounts transferred or contributed to the Plan in accordance with this Section which, after transferred or contributed into the Plan are determined to be made in contravention of any qualification provisions of the Code or of the intent of the Plan.

4.7   Transferred Assets. As a condition to accepting a direct transfer of Participant's benefits held in a plan qualified under Code Section 401(a), the Plan Administrator shall require that all amounts, or portions thereof which shall comprise such transferred assets, be properly identified by the Employee or transferring plan's trustee or plan administrator as either Prior Employer Matching Contributions, Prior Employer Non-Elective Contributions, Prior Employer Voluntary Contributions, Prior Employer Elective Contributions or Prior Employer Rollovers, or earnings therefrom. It is specifically prohibited to reduce or eliminate any benefit protected under Code Section 411(d)(6) which would otherwise be reduced or eliminated as the result of a merger of a Qualified Plan with the Plan, the transfer of assets from a Qualified Plan to the Plan or any other event having the effect of amending a Qualified Plan or Plans in order to transfer plan benefits. The Plan hereby incorporates by reference the provisions of any Qualified Plan which is merged into, or from which assets are transferred to, the Plan, which are controlling with respect to any benefit protected under Code Section 411(d)(6), including those set forth in Appendix C, and necessary to prevent the reduction or elimination of any such protected benefit. Notwithstanding the immediately preceding sentence, the distribution options set forth in the following table shall no longer be available to Participants with respect to any distributions with an Annuity Starting Date commencing on or after the effective date of elimination indicated below:

Eliminated Distribution Option
Listed on Appendix C, part A   Effective Date of Elimination

Distribution Options 1 through 36   May 1, 2001

4.8   Reverting of Contribution Made by Mistake of Fact. If any contribution is made by an Employer to the Plan by mistake of fact, including but not limited to, an arithmetical error in calculating the amounts that were to be contributed to the Plan, such portions of the contribution as were made by such mistake of fact may, at the election of the Employer, together with any earnings or losses thereon, revert and be repaid to the Employer within one (1) year after such amounts were contributed to the Plan.

4.9   Reverting of Non-Deductible Contribution.   If a contribution is made by an Employer to the Plan which is not wholly deductible under Code Section 404, then, to the extent the deduction is disallowed, such non-deductible amounts together with any earnings or losses thereon, shall be returned to the respective Employer (or to the extent such contribution constitutes Elective Contributions, to the respective Participants), within one year after the contribution is made into the Trust.

4.10   Limitation on Reversions. Except as provided herein, the principal and income of the Trust shall in no event be paid to or revert to the Employer or be used for any purpose other than the exclusive benefit of the Participants and their Beneficiaries.

ARTICLE 5
ALLOCATIONS TO INDIVIDUAL ACCOUNTS

5.1   Individual Account. The Trustee shall establish and maintain for each Participant an Elective Contribution Account, an Employer Matching Contribution Account and a Choice Allocation Account that will reflect the Participant's share of Employer contributions, if any, under the Plan, and the Adjustments thereto. The Trustee shall also establish a Prior Employer Voluntary Contribution Account, a Prior Employer Non-Elective Contribution Account, a Prior Employer Matching Contribution Account, a Prior Employer Elective Contribution Account, a Prior Employer Rollover Account and a Rollover Account on behalf of a Participant as needed. Such accounts shall reflect Prior Employer Voluntary Contributions, Prior Employer Non-Elective Contributions, Prior Employer Matching Contributions, Prior Employer Elective Contributions, Prior Employer Rollovers and Rollover Contributions, as applicable, transferred to the Plan on behalf of a Participant and the income, loss, appreciation, and depreciation attributable to such contributions. The Trustee shall also maintain records to indicate the amount of each Individual Account that is invested in each Investment Fund.

5.2   Charging of Payments and Distributions. As of each Valuation Date and prior to any Adjustment under Section 5.3 (Allocation of Adjustment), all payments, distributions and withdrawals made under the Plan since the immediately preceding Valuation Date to or for the benefit of a Participant or his Beneficiary shall be charged to the Individual Account of such Participant unless previously charged.

5.3   Allocation of Adjustment. The Adjustment of the Trust shall be determined by the Trustee as of each Valuation Date and allocated in accordance herewith. Any Adjustment shall be deemed conclusive.

(a)   First, the assets of the Plan shall be valued at their current fair market value as of each Valuation Date, and the Adjustment since the immediately preceding Valuation Date shall be made to the Individual Accounts of all Participants and former Participants under the Plan in the ratio that the fair market value of each such Individual Account as of the immediately preceding Valuation Date bears to the total fair market value of all Individual Accounts as of the immediately preceding Valuation Date.

(b)   Notwithstanding anything herein to the contrary, the dividends, capital gains distributions, and other earnings and losses incurred on any share or unit of a Plan investment that is specifically credited or earmarked to a Participant's Individual Account under the Plan shall be allocated to such Individual Account and immediately reinvested, to the extent practicable, in additional shares or units of such Plan investment, provided that effective May 31, 2002, dividends on shares of Employer Stock that are allocated to a Participant's Individual Account through an investment in the EDS Stock Fund shall be subject to the requirements of Section 15.5.

5.4   Allocation of Employer Contributions. Subject to the limitations on Annual Additions in Section 5.6 (Maximum Additions), as of each Valuation Date, but in no event later than the last day of the Plan Year to which such contributions relate, Employer Contributions shall be allocated and credited to and among the Individual Accounts of Participants as follows:

(a)   First, effective as of July 1, 1998, allocate to the Individual Accounts of Participants whose nonvested benefits were forfeited in accordance with Section 6.9 (Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit) but who have returned to Service within the time prescribed in Section 6.9 (Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit) or who have made a claim for benefits pursuant to Section 9.16 (Missing Persons). such portion of the Forfeitures for the Plan Year as is necessary to restore in accordance with Section 6.9 (Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit) or Section 9.16 (Missing Persons) the benefits of such Participants. In the event that Forfeitures are insufficient to restore the benefits for such Participants, the Employer shall make an additional contribution such that these benefits are fully restored.

(b)   Next, as soon as practicable following the contribution of Elective Contributions, allocate to each Participant's Elective Contribution Account that portion of the total Elective Contributions that equals the amount of his Compensation which the Participant has elected to defer during the period on account of which such Elective Contributions are made.

(c)	Next, as soon as practicable following the contribution of Employer Matching Contributions made pursuant to Section 4.1(b)(i) (Employer Contributions), allocate such Employer Matching Contributions in accordance with Section 4.1(b)(i) (Employer Contributions) for the period on account of which such Employer Matching Contributions are made.

(d)	Next, as of the last Valuation Date in each calendar month, allocate any Choice Allocation Contribution pursuant to and in accordance with Section 4.1(c) (Employer Contributions) to the Choice Allocation Account of each Participant who has elected to receive such a contribution.

(e)	Next, as of the last day of the Plan Year, allocate any Employer Matching Contribution made pursuant to and in accordance with Section 4.1(b)(ii) (Employer Contributions) to the Employer Matching Contribution Account of each Participant who is in the Service of an Employer on the last day of the Plan Year.

(f)	Next, in the event that the Employer has made a Qualified Nonelective Contribution for the Plan Year, as of the last day of the Plan Year allocate the portion of the Qualified Nonelective Contribution to the Elective Contribution Account of each Participant who is not a Highly Compensated Employee which equals the maximum amount that can be allocated without causing the total contribution for the Participant to exceed the limits in Section 5.6 (Maximum Additions); provided, however, that allocations under this Section 5.4(f) shall be made first for the benefit of the Participant or Participants who are not Highly Compensated Employees and who have the lowest Actual Deferral Percentages for the Plan Year, then as the Actual Deferral Percentages of those Participants increase, add the Participants who are not Highly Compensated Employees and who have the next lowest Actual Deferral Percentages until the entire Qualified Nonelective Contribution as been allocated.

(g)	Next, in the event that the Employer has made a Qualified Matching Contribution for the Plan Year, as of the last day of the Plan Year allocate the portion of the Qualified Matching Contribution to the Employer Matching Contribution Account of each Participant who is not a Highly Compensated Employee which equals the maximum amount that can be allocated without causing the total contribution for the Participant to exceed the limits in Section 5.6 (Maximum Additions); provided, however, that allocations under this Section 5.4(e) shall be made first for the benefit of the Participant or Participants who are not Highly Compensated Employees and who have the lowest Actual Contribution Percentages for the Plan Year, then as the Actual Contribution Percentages of those Participants increase, add the Participants who are not Highly Compensated Employees and who have the next lowest Actual Contribution Percentages until the entire Qualified Matching Contribution as been allocated.

(h)	Notwithstanding anything in this Section 5.4 to the contrary, in no event shall amounts in excess of the amounts permitted in Section 5.6 (Maximum Additions) be allocated to any Participant's Individual Account.

5.5   Forfeitures. Forfeitures shall be applied to offset Employer Contributions for the Plan Year during which the Forfeitures occur and/or the immediately following Plan Year, provided that such Forfeitures shall first be applied in accordance with Section 5.4(a) (Allocation of Employer Contributions).

5.6   Maximum Additions. Notwithstanding anything herein to the contrary, the total Annual Additions made to the Individual Account of a Participant for any Limitation Year shall not exceed the maximum amount stated herein. If a Participant is covered by one or more defined contribution plans maintained by the Employer, the maximum Annual Additions as noted above shall be decreased as determined necessary by the Employer, prior to a reduction in such other defined contribution plans, to insure that all such plans will remain qualified under the Code. Effective January 1, 1995, the maximum Annual Addition made to the Individual Account of a Participant for a Limitation Year, when combined with any similar Annual Additions credited the Participant for the same period from another qualified defined contribution plan maintained by the Employer, shall not exceed the lesser of either;

     (a) $40,000 (or $30,000 effective for Plan Years beginning prior to January 1, 2002) or such other amount as may be set from time to time in accordance with the Code or the regulations thereunder, or,

     (b)   100% (or 25% effective for Plan Years beginning prior to January 1, 2002) of the Participant's Compensation received from the Employer for such Limitation Year.

5.7   Correction For Excess Annual Additions. If as of the Valuation Date coinciding with the last day of a Limitation Year corrective adjustments in the Annual Addition to any Individual Account are required pursuant to Section 5.6 (Maximum Additions) then the Plan Administrator shall, if consistent with Treasury Regulation Section 1.415-6(b)(6), reduce the Participant's Annual Additions in accordance with such Regulation Section as follows:

     (a)   The Participant's Elective Contribution Account shall be reduced by the amount required to insure compliance with Section 5.6 (Maximum Additions). Reductions in a Participant's Individual Account shall include contributions and earnings and shall be returned to the Participant.

     (b)   To the extent that reductions in the Participant's Elective Contributions Account are not sufficient, the amount of Employer Matching Contributions shall be reduced and the reductions allocated to a suspense account. Any reduction shall be credited against the Employer's obligation to contribute Employer Matching Contributions for the next Limitation Year and each succeeding Limitation Year as necessary. No further Employer Matching Contributions shall be made until the suspense account shall be fully allocated and no gains or losses shall be allocated to such suspense account.

5.8   Limitation For Multiple Plan Participants.   Effective for Limitation Years beginning prior to January 1, 2000, if a Participant participates in both a defined contribution plan and in a defined benefit plan maintained by the Employer, then the sum of the Defined Contribution Plan Fraction, and the Defined Benefit Plan Fraction with respect to such Participant for any Limitation Year may not exceed 1.00. However, should this sum exceed 1.00, the benefit under the defined benefit plan maintained by the Company, if any, shall first be reduced to ensure that such sum shall not exceed 1.00. If reducing the benefit under any defined benefit plan maintained by the Company does not reduce the sum to 1.00 or less, then the benefit under any other defined benefit plan maintained by a Controlled Group Member in which the Participant participates shall be reduced to ensure that the sum shall not exceed 1.00. If reducing such benefit under such defined benefit plans does not reduce the sum to 1.00 or less, then the benefit under the Plan shall be reduced to ensure that such sum shall not exceed 1.00. At the election of the Plan Administrator, any applicable transitional rules provided by law may be used in computing the overall limitation. For purposes of this Section the following definitions apply:

(a)   Defined Benefit Plan Fraction shall mean the fraction where the numerator is equal to the projected Annual Benefit (as defined in Treasury Regulation Section 1.415-7(b)(3)) to the Individual Accounts as determined as of the last day of each Plan Year; and the denominator which is the lesser of the following amounts:

(i)   the product of 1.25 multiplied by the dollar limitation as established in Code Section 415(b)(1)(A), or

(ii)   the product of 1.4 multiplied by the dollar limitation as established in Code Section 415(b)(1)(B).

(b)   Defined Contribution Plan Fraction shall mean the fraction where the numerator is equal to the sum of the Annual Additions to the Participant's Individual Account determined as of the last day of such Plan Year, and the denominator is equal to the sum of the lesser of the following amounts determined as of the last day of such Plan Year and for each prior Year of Service with the Employer:

(i)   the product of 1.25 multiplied by the dollar limitation set out in Code Section 415(c)(1)(A) for the Plan Year, or,

(ii)   the product of 1.4 multiplied by the dollar limitation which may be taken into account under Code Section 415(c)(1)(B).

ARTICLE 6

VESTING AND DISTRIBUTIONS

6.1   Normal Retirement. A Participant shall be fully vested in the balance in his Individual Account upon attainment of Normal Retirement Age as an Employee. Upon the Participant's retirement on or after his Normal Retirement Date, the Plan Administrator shall direct the Trustee to distribute to the Participant such amount in accordance with Section 6.5 (Distribution of Benefits).

6.2   Death. A Participant shall be fully vested in the balance in his Individual Account upon his death prior to the commencement of the distribution of such Participant's Individual Account. The balance in such Participant's Individual Account shall become payable as a death benefit and shall be paid in accordance with Section 6.5 (Distribution of Benefits).

6.3   Disability. Upon the occurrence of the Disability of a Participant, the vested portion in his Individual Account shall become payable, and upon the Participant's proper election, the Plan Administrator shall direct the Trustee to distribute to such Participant such amount in accordance with Section 6.5 (Distribution of Benefits).

6.4   Other Termination of Service. Upon a Participant's severance from employment with an Employer (or upon a Participant's separation from Service effective for Plan Years beginning prior to January 1, 2002) for any reason other than retirement, Disability or death, payment of the vested portion of the Participant's Individual Account shall be made in accordance with Section 6.5. For purposes of the immediately preceding sentence, effective for Plan Years beginning on or after January 1, 2002, the vested portion of a Participant's Individual Account shall be distributable regardless of whether a severance from employment with an Employer occurred prior to or occurs on or after January 1, 2002. Notwithstanding anything herein to the contrary, a Participant shall not experience a severance from employment (or a Separation from Service during Plan Years prior to January 1, 2002) for purposes of this paragraph if the Participant is transferred to a Controlled Group Member or a Non-US Subsidiary Company.

Prior to attainment of Normal Retirement Age, and except as otherwise provided on Appendix D, a Participant shall be vested in his Employer Matching Contribution Account based on his number of full years of Credited Service in accordance with the following schedule:

Years of Credited Service		Percent Vested
Less than	2	0%
	2	40%
	3	60%
	4	80%
	5	100%

A Participant shall be vested in his Choice Allocation Account upon the completion of five (5) full years of Credited Service, as such term is defined in the EDS Retirement Plan. The amount computed in accordance with the foregoing provisions will become distributable to the Participant or for his benefit at such times and in such manner as provided in Section 6.5 (Distribution of Benefits) hereof.

A Participant shall be one hundred percent (100%) vested at all times in his Elective Contribution Account and, if applicable, his Rollover Account.

In the event a Participant who has terminated his employment with an Employer is reemployed or reinstated as an Employee prior to receiving a distribution of the balance of the Individual Account, such Employee shall then not be entitled to a distribution pursuant to this Section.

6.5   Distribution of Benefits. The Trustee shall make distributions from the Trust only pursuant to the Plan Administrator's instructions. Such distributions shall be made to a Participant, his Beneficiary, or to an authorized personal representative of such Participant or such Participant's estate and shall be made in accordance with the requirements of the Code and the Regulations issued thereunder, as follows:

(a)   Application for Benefits. In order to receive a benefit pursuant to the terms of the Plan, a Participant, his Beneficiary, or authorized personal representative, must make a written application as required by the Plan Administrator. The Plan Administrator may require information which in its discretion is considered pertinent to any question of eligibility and the amount of any benefit.

(b)   Method of Payment. Any married Participant shall have benefits distributed in the method provided in subsection 6.5(b)(i), or if Participant is single or, effective prior to July 1, 1998, the Participant and the Participant's spouse have not been married to each other throughout the one year period ending on the date benefits are to begin under this Section, then such Participant's benefits shall be distributed in the method provided in subsection 6.5(b)(iv). A Participant shall have the right to make an election with the necessary Qualified Consent to the Plan Administrator in accordance with the procedures then established by the Plan Administrator to have benefits paid under the option set forth in subsection 6.5(b)(ii), 6.5(b)(iii) or 6.5(b)(v). With a Qualified Consent, a Participant may revoke such election at any time prior to the commencement of distribution of benefits in accordance with the procedures then established by the Plan Administrator. After a Participant's Annuity Starting Date, the form of distribution provided under this Section 6.5(b) shall not be subject to revocation or change. Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, this paragraph shall no longer apply except to the extent that all or any portion of a Participant's Individual Account contains funds with respect to which the Plan is a direct or indirect transferee from a plan subject to the requirements of Code Section 417 (which plans shall include the plans of the sponsoring employers listed on part C of Appendix C from which assets were transferred to this Plan) unless the transfer is an "elective transfer" as described in Treasury regulation Section 1.411(d)-4.

(i)   Fifty Percent (50%) Joint and Survivor Annuity. Benefits payable in accordance herewith shall be distributed in the form of an annuity contract purchased by the Trustee which shall be an annuity for the life of the Participant with a survivor annuity for the life of the Participant's spouse or Designated Beneficiary which is not less than fifty percent (50%) of the amount of the annuity payable during the joint lives of the Participant and the Participant's spouse or Designated Beneficiary ("Fifty Percent (50%) Joint and Survivor Annuity") or if such Participant should die prior to the commencement of the payment of benefits from the Plan, then benefits payable in accordance herewith shall be distributed pursuant to an annuity contract purchased by the Trustee, which is an annuity for the life of the Participant's surviving spouse ("Preretirement Survivor Annuity"). Any benefit payable in accordance with this subsection shall always be and remain subject to the provisions of Code Sections 401(a)(11) and 417. Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, this method of distribution shall no longer be available except if required pursuant to the last sentence of Section 6.5(b).

(ii) <u>Lump Sum</u>. Benefit payments made in this method shall be made in a lump sum in cash; provided that, pursuant to Section 6.13 (Special Rule Regarding Certain Distributions From EDS Stock Fund), the portion of the Participant's Individual Account invested in the EDS Stock Fund, if any, shall be distributed in cash or in kind, as elected by the Participant.

(iii) <u>Periodic Installments</u>. A Participant can elect to receive benefits paid in equal periodic payments determined based upon the value of such Participant's Individual Account as of the Valuation Date first occurring on or after the date entitling such Participant to a distribution, together with earnings, payable over the lesser of (a) a period not to exceed ten (10) years; or (b) a period not to exceed the Participant's life expectancy or the joint life and last survivor expectancy, of the Participant and his or her Beneficiary, as determined at the time payment of benefits is to commence. Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, this method of distribution shall no longer be available.

(iv) <u>Life Annuity</u>. Benefits payable in accordance herewith shall be distributed in the form of an annuity contract purchased by the Trustee which is an annuity for the life of the Participant. Such annuity shall not provide any survivor option. Any benefit payable in accordance with this subsection shall always be and remain subject to the provisions of Code Sections 401(a)(11) and 417. Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, this method of distribution shall no longer be available except if required pursuant to the last sentence of Section 6.5(b).

(v) <u>One Hundred Percent (100%) Joint and Survivor Annuity</u>. Benefits payable in accordance herewith shall be distributed in the form of an annuity contract purchased by the Trustee which shall be an annuity for the life of the Participant with a survivor annuity for the life of the Participant's spouse or Designated Beneficiary which is not less than one-hundred percent (100%) of the amount of the annuity payable during the joint lives of the Participant and the Participant's spouse or Designated Beneficiary ("One Hundred Percent (100%) Joint and Survivor Annuity"). Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, this method of distribution shall no longer be available.

(c)   Automatic Distribution. Notwithstanding anything to the contrary herein, any Participant whose vested portion of his or her Individual Account does not exceed $5,000 (or $3,500 effective for Plan Years beginning prior to January 1, 1998) and, for distributions prior to October 17, 2000, has never exceeded $5,000 (or $3,500 effective for Plan Years beginning prior to January 1, 1998) as of the date of the Participant's retirement, death, Disability or other termination from Service, as applicable, and as of the end of the calendar quarter in which such termination from Service occurs (effective May 31, 2002, as of the 90th day following such termination from Service) shall, regardless as to whether there is an application for benefits and, if applicable, a Qualified Consent, and as soon as administratively practicable, automatically receive the vested portion of such Participant's Individual Account paid in the form of a Lump Sum as set forth in subsection 6.5(b)(ii) (Lump Sum).

(d)   Payment of Benefits. Payment of benefits to eligible Participants shall begin at the time and in the manner as properly elected by the Participant in accordance with the provisions then established by the Plan Administrator. Any Participant who has attained Normal Retirement Age who does not submit an application for the payment of benefits in accordance with Section 6.1 (Normal Retirement) shall be deemed to have postponed the distribution of benefits until his Required Beginning Date.   Each Participant must begin to receive benefits no later than the Required Beginning Date, and must be eligible to receive benefits not later than the 60th day after the Plan Year coincident with or next succeeding the latest of

(i)   the date on which the Participant attains age sixty-five (65); or

(ii)   the 10th anniversary of the date on which the Participant commenced participation in the Plan; or

(iii)   the date on which the Participant separates from Service with the Employer.

(e)   Time of Payment. Any amounts distributable in accordance with this Article shall be paid to the distributee by the Trustee as soon as administratively practicable on the Valuation Date on or first occurring after the Trustee receives authorized distribution directions from the Plan Administrator.

(f)   Direct Rollover.   Any distributee entitled to an eligible rollover distribution from the Plan may, in accordance with the procedures then established by the Plan Administrator, elect to have such payment (including any outstanding loan where the payment is not to be made to an individual retirement account or annuity described in Code Sections 408(a) or 408(b)) made directly to an eligible retirement plan in a direct rollover.

For purposes of this Section 6.5(f) the following definitions shall apply:

(1)   An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under Code Section 401(a)(9); the portion of any other distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities); and any hardship distribution described in Code Section 401(k)(2)(B)(i)(IV) after December 31, 1999.   Effective for Plan Years beginning on or after January 1, 2002, any amount that is distributed on account of hardship shall not be an eligible rollover distribution and the distributee may not elect to have any portion of such a distribution paid directly to an eligible retirement plan.

(2)   An eligible retirement plan is an individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code Section 408(b), an annuity plan described in Code Section 403(a), or a qualified trust described in Code Section 401(a), that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity. Effective for Plan Years beginning on or after January 1, 2002, an eligible retirement plan shall also mean an annuity contract described in section 403(b) of the Code and an eligible plan under section 457(b) of the Code which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and which agrees to separately account for amounts transferred into such plan from this Plan. The definition of eligible retirement plan shall also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relation order, as defined in section 414(p) of the Code.

(3)   A distributee includes an Employee or former Employee. In addition, the Employee's or former Employee's surviving spouse and the Employee's or former Employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Code Section 414(p), are distributees with regard to the interest of the spouse or former spouse.

(4)   A direct rollover is a payment by the Plan to the eligible retirement plan specified by the distributee.

(5) Effective for Plan Years beginning on or after January 1, 2002, for purposes of the direct rollover provisions in this Section 6.5(f), a portion of a distribution shall not fail to be an eligible rollover distribution merely because the portion consists of after-tax employee contributions which are not includible in gross income. However, such portion may be transferred only to an individual retirement account or annuity described in section 408(a) or (b) of the Code, or to a qualified defined contribution plan described in section 401(a) or 403(a) of the Code that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includible in gross income and the portion of such distribution which is not so includible.

6.6   <u>Maximum Option Payable</u>. In the event a Participant has a benefit paid under subsection 6.5(b)(i) (Distribution of Benefits) and the Beneficiary is not the spouse of the Participant, the option elected shall be restricted so that the present value of the payments expected to be made to the Beneficiary is not more than fifty percent (50%) of the present value of the total payment expected to be made to the Participant.

6.7   <u>Vesting After a Distribution</u>. If a distribution is made from a Participant's Employer Matching Contribution Account at a time when the Participant is not fully vested in the balance in his Employer Matching Contribution Account, at any time subsequent to such distribution (the "Relevant Time"), the Participant's vested portion of the balance in his Employer Matching Contribution Account shall not be less than an amount calculated as follows:

(a)   First, add the amount of all previous distributions from the Employer Matching Contribution Account to the balance of the Participant's Employer Matching Contribution Account at the Relevant Time;

(b)   Second, multiply the amount obtained in (a) by the Participant's vested percentage in his Employer Matching Contribution Account, determined in accordance with Section 6.4 (Other Termination of Service); and

(c)   Finally, subtract the amount of the distributions added to the Employer Matching Contribution Account balance under (a) above from the amount obtained in (b).

6.8   <u>Benefits to Minors and Incompetents</u>. If any person entitled to receive payment under the Plan shall be a minor, or found to be incompetent, the Plan Administrator may distribute such benefits as follows:

(a)   <u>Distribution to Minors</u>. Distributions to minors shall be paid to either parent of such minor, or to any person who shall be legally qualified and shall be acting as guardian of the person or the property of such minor, or, to such person who shall hold such funds in trust for such minor. In every case such persons must, before any amounts are so distributed, have advised the Plan Administrator in writing that such amounts will be used exclusively for the benefit of such minor.

(b)   Distributions to Incompetents. Distributions to a person entitled to receive a benefit from the Plan who is physically or mentally incapable of personally receiving and giving a valid receipt for any payment due may be made to the legal guardian or other legally qualified person entitled to receive payment on such incompetent person's behalf.

6.9   Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit.

(a)   Forfeiture Occurs. Following a termination of Service, a Participant shall incur a Forfeiture of the nonvested portion of his Employer Matching Contribution Account or Choice Allocation Account as of the earliest of the date on which (i) the Participant first incurs five (5) consecutive One-Year Breaks-in-Service, or (ii) the Participant receives a distribution of the vested portion of the balance in his Individual Account as the result of his termination of Service.

(b)   Restoration of Forfeitures.   If an individual who was formerly a Participant has incurred a Forfeiture of the portion of his Individual Account balance in which he was not vested because he received a distribution of the vested portion of his Individual Account Balance following his termination of Service, and such individual returns to the Service of the Employer, such individual's forfeited non-vested portion of his Individual Account shall be restored as follows:

(i)   First, if the Participant returns to Service of the Employer before incurring a period of five consecutive One-Year Breaks-in-Service, as determined pursuant to Section 3.5, the balance in the Participant's Choice Allocation Account shall be restored as of the date the Participant returns to Service.

(ii)   Second, the nonvested portion of Participant's Employer Matching Contribution Account shall be restored if the Participant repays to the Plan the full amount of the distribution prior to five (5) years after the Participant's Date of Reemployment (provided that the Participant must be an Employee at the time of repayment).

The restoration of the nonvested portion of the Participant's Employer Matching Contribution Account shall be as soon as administratively practicable following such repayment.

The restoration of forfeited amounts shall be made first from Forfeitures arising under the Plan and, if such Forfeitures are not sufficient, the remainder shall be restored out of Employer Contributions for the Plan Year, which contributions shall be supplemented by an amount equal to such remainder. Any amount restored pursuant to this Section shall not be an Annual Addition for such Limitation Year. The Plan Administrator shall give timely notice to any rehired Employee, if such Employee is eligible to make a repayment, of his right to make such repayment and an explanation of the consequences of not making such repayment.

6.10   Participant's Death Prior to Commencement of Distribution - the "Five-Year Rule" and Exceptions Thereto. If a Participant dies before the distribution of the balance of the vested interest in such Participant's Individual Account has begun in accordance with the provisions herein, the entire balance of such Participant's Account will be distributed within five (5) years after the date of such Participant's death (the "Five-Year Rule"). This Section is subject to the following exceptions:

(a)   Payable Over Life of Beneficiary. The Five-Year Rule does not apply if a portion of the Participant's Individual Account is payable to a Designated Beneficiary for life, or over a period not extending beyond the Designated Beneficiary's life expectancy, and the payments commence within one (1) year of the Participant's death.   All distributions made pursuant to this subsection must also satisfy the minimum distribution rules applicable to before-death distributions. Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, the only form of distribution available from the Plan following the death of a Participant is a lump sum payment of the entire balance of the Participant's Individual Account, and this Section 6.10(a) shall no longer apply.

(b)   Special Rule for Surviving Spouse. The Five-Year Rule does not apply when the Beneficiary is the surviving spouse of the Participant.   In such event, distribution may be made to such surviving spouse either (i) in payments over the period of such surviving spouse's life or, (ii) over a period not extending beyond the life expectancy of such surviving spouse, provided that payments begin no later than the Required Beginning Date.   Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, the only form of distribution available under this Section 6.10(b) is a lump sum payment of the entire balance of the Participant's Individual Account. In the event that such surviving spouse dies before the payments are required to commence, then the Five-Year Rule must be applied as if such surviving spouse were the Participant.   The remaining balance in such Participant's Individual Account need not be distributed within five (5) years of the death of such Participant's surviving spouse as long as the payments commence within one (1) year of the date of death of the Participant and are payable to the surviving spouse's Designated Beneficiary for life or over a period not extending beyond the life expectancy of such surviving spouse's beneficiary.   Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, the immediately preceding sentence shall no longer apply.

6.11   Life Expectancy Determination. For purposes of distribution of benefits herein, the life expectancy of a Participant and the Participant's spouse shall not be redetermined more than once in a twelve-month period and shall then be determined in accordance with Code Section 401(a)(9) and the Regulations issued thereunder.

6.12   Required Beginning Date.   The entire vested interest of any Participant's Individual Account shall be distributed as follows:

(a)   not later than the Required Beginning Date; or,

(b)   commencing not later than the Required Beginning Date, as determined herein, the entire amount credited to a Participant's Individual Account must be paid out or payments made over the life of such Participant, the joint lives of the Participant and a Beneficiary, or for a term not extending beyond the life expectancy of the Participant and a Beneficiary. Effective for distributions with an Annuity Starting Date commencing on or after May 31, 2002, this Section 6.12(b) shall no longer apply and, subject to the requirements of the last sentence of Section 6.5(b), the entire vested interest of a Participant's Individual Account shall be distributed under this Section 6.12 in a single, lump sum payment.

(c)   Notwithstanding anything herein to the contrary, a Participant who attains age 70 ½ in 1997 or 1998, but is not otherwise subject to the requirements of this section may elect to receive a distribution each year following the year in which the Participant attained age 70 ½, calculated as if the April 1 of the year following the year in which the Participant attained age 70 ½ were the Participant's Required Beginning Date.   An election under this section shall be made in accordance with procedure established by the Plan Administrator in its sole and absolute discretion.

6.13   Special Rule Regarding Certain Distributions From EDS Stock Fund. If any or all of the balance of a Participant's Individual Account, becomes payable and any portion thereof is then invested in the EDS Stock Fund, then such Participant may elect to receive a distribution in whole shares of Employer Stock of all or part of the Individual Account allocated to the EDS Stock Fund. Any fractional share of Employer Stock will be distributed in cash.

6.14   Required Notifications.

(a)   Waiver of Fifty Percent (50%) Joint and Survivor Annuity. In the case of a Joint and Survivor Annuity required by Section 6.5(b), the Plan Administrator shall no less than thirty (30) days and no more than ninety (90) days prior to the Annuity Starting Date, provide each Participant with a written explanation of:

(i)   the terms and conditions of a Joint and Survivor Annuity;

(ii)   the Participant's right to make and the effect of an election to waive the Joint and Survivor Annuity form of benefit;

(iii)   the rights of a Participant's spouse; and

(iv)   the right to make and the effect of, a revocation of a previous election to waive the Joint and Survivor Annuity.

The Participant (and his or her spouse, if applicable) may waive the 30-day election period if the distribution of the elected form of benefit commences more than 7 days after the Plan Administrator provides the Participant (and his or her spouse, if applicable) the written explanation.

(b)   Waiver of Preretirement Survivor Annuity. In the case of a Preretirement Survivor Annuity required by Section 6.5(b), the Plan Administrator shall provide each Participant within the applicable period for such Participant a written explanation of the Preretirement Survivor Annuity in such terms and in such manner as would be comparable to the explanation provided for meeting the requirements of Section 6.14(a).

(c)   Waiver Period. The applicable period for a Participant is whichever of the following periods ends last:

(i)   the period beginning with the first day of the Plan Year in which the Participant attains 32 years of age and ending with the last day of the Plan Year preceding the Plan Year in which the Participant attains 35 years of age;

(ii)   a reasonable period ending after the individual becomes a Participant;

(iii)   a reasonable period ending after this Section 6.14 ceases to apply to the Participant;

(iv)   notwithstanding the foregoing, notice must be provided within a reasonable period ending after separation from Service in the case of a Participant who separates from Service before attaining 35 years of age.

ARTICLE 7

WITHDRAWALS AND LOANS

7.1   Withdrawals and Loans Generally. Subject to the terms and conditions set forth below, a Participant may withdraw or borrow from such Participant's vested interest in the Plan upon application to the Plan Administrator and in accordance herewith. Notwithstanding anything herein to the contrary, however, a Participant may not withdraw or borrow under this Article 7 (a) any portion of his Choice Allocation Account or (b) any portion of his Employer Matching Contribution Account with respect to which he is unable to direct investment pursuant to Section 8.2 (Direction of Investments).

7.2   Special Hardship Withdrawal. If, in accordance with the following provisions, the Plan Administrator determines that a Hardship exists and that the Participant is so entitled to a Hardship distribution, then, subject to the following, a Hardship distribution may be made to the Participant at any time administratively practicable.

(a)   Hardship Defined. For purposes of this Section, Hardship is defined as an immediate and heavy financial need which cannot be satisfied by any other financial resources available to the Participant. Only the following needs of a Participant shall qualify as a Hardship:

(i)   expenses for medical care described in Code Section 213(d) previously incurred by the Participant, the Participant's spouse or any of the Participant's dependents (as defined in Code Section 152) or necessary for these persons to obtain medical care described in Code Section 213(d);

(ii)   the costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments);

(iii)   payment of tuition, related educational fees, and room and board expenses for the next twelve (12) months of post-secondary education for the Participant, the Participant's spouse, children, or dependents (as defined in Code Section 152), or

(iv)   payments necessary to prevent the eviction of the Participant from the Participant's principal residence or foreclosure on the mortgage of the Participant's principal residence.

(b)   Application for Hardship Provision. At any time when a Participant seeks a distribution of all or any portion of the vested interest in such Participant's Individual Account, then such Participant shall deliver a written request to the Plan Administrator stating thereon the nature of the Hardship, the estimated amount of funds needed to alleviate the Hardship, documentation sufficient to substantiate the Hardship, and the date when such funds are needed. The Plan Administrator shall determine whether or not a Hardship exists as to the Participant, and the amount of the Participant's vested interest in his Elective Contribution Account and Employer Matching Contribution Account, together with all income allocated thereto as of December 31, 1988, and any amounts which as of December 31, 1988, were credited to such Participant's Prior Employer Non-Elective Contributions Account, Prior Employer Matching Contributions Account, Prior Employer Elective Contributions Account, Prior Employer Rollover Account and Rollover Account, which shall be distributed to the Participant to alleviate the Hardship. Within thirty (30) days of the Plan Administrator's receipt of a Participant's written request for a Hardship distribution, the Plan Administrator shall notify the Participant as to whether or not a Hardship was found to exist and as to the amount of the Participant's vested interest which shall be distributed to the Participant. No distribution shall be made if a Qualified Consent has not been obtained and delivered to the Plan Administrator, provided that for Hardship withdrawal applications made on or after May 31, 2002, a Qualified Consent shall no longer be required except to the extent the withdrawal is from a Participant's Individual Account that contains funds described in the last sentence of Section 6.5(b). Notwithstanding anything herein to the contrary, any Participant who has severed employment with all Employers shall not be eligible for a Hardship distribution under this Section 7.2.

(c)   Requisites for Hardship Withdrawal. No distribution will be made to any Participant for reason of Hardship unless:

(i)   the amount to be distributed pursuant to this Section 7.2 does not exceed the amount necessary to alleviate the Participant's necessary and immediate financial need. The amount of a necessary and immediate financial need may include any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from the distribution;

(ii)   the Participant has obtained all distributions, other than Hardship distributions, and all non-taxable loans currently available under all plans sponsored by the Employer in which he is eligible to participate, and effective May 31, 2002, the Participant makes an election under Section 15.4(b) to receive a distribution of dividends if such an election is currently available to the Participant at the time the Hardship withdrawal application is filed with the Plan Administrator;

(iii)   the Participant has represented that all other financial resources available to the Participant have been exhausted and that the Participant does not have any other financial resource to alleviate the Hardship;

(iv)   any Participant who receives a Hardship distribution from the Plan shall be prohibited from making Elective Contributions under the Plan and must agree not to make elective contributions to any other plan maintained by an Employer (including, but not limited to, the EDS Employee Stock Purchase Plan and, if applicable, the EDS Executive Deferral Plan) for six (6) consecutive months (or twelve (12) consecutive months effective for Plan Years beginning prior to January 1, 2002) from the date of the Hardship distribution, provided that for Hardship distributions occurring during 2001, the period shall be for the later to occur of six months from the date of the distribution or January 1, 2002; and

(v)   effective for Plan Years beginning prior to January 1, 2002, the Plan and any other Qualified Plan maintained by the Employer must limit the Participant's Elective Contributions for the taxable year first occurring after the date of the Hardship Distribution to the applicable limit as then in effect pursuant to Code Section 402(g) for such taxable year, less the Participant's total Elective Contributions for the taxable year in which the Hardship Distribution occurred.

7.3   In-Service Withdrawal. Any Participant who has attained age fifty-nine and one-half (59-1/2) and is an Employee may request withdrawal of all or a portion of the vested portion of his Individual Account save and except any and all amounts thereof attributable to Choice Allocation Contributions and any portion of his Employer Matching Contribution Account with respect to which he is unable to direct investment pursuant to Section 8.2. A Participant who attained age seventy and one-half (70 ½) prior to January 1, 1999, may request a withdrawal of any or all of his Individual Account. Payment of such amount may be in any form provided for pursuant to Section 6.5 (Distribution of Benefits).

7.4   Loans. Subject to the limitations set forth in Section 7.1(Withdrawals and Loans Generally), loans shall be made available to Participants who are Employees on a reasonable and equivalent basis. The application and the resulting loan must comply with the procedures then established by the Plan Administrator and meet the terms and conditions specified in the following provisions:

(a)   Each application for a loan must include a Qualified Consent submitted to the Plan Administrator within ninety (90) days before the date the loan is secured by any or all of the balance credited to Participant's Individual Account. Effective for loan applications made on or after May 31, 2002, a Qualified Consent shall no longer be required except to the extent the loan is from a Participant's Individual Account that contains funds described in the last sentence of Section 6.5(b).

(b)   No more than two (2) loans may be granted in any Plan Year.

(c)   No loan shall be granted for less than five hundred dollars ($500).

(d)   The maximum amount of a loan, when added to the outstanding balance of all other loans made to the Participant from a Qualified Plan sponsored by the Employer, shall not exceed the lesser of (i) fifty thousand dollars ($50,000) reduced by (A) the excess of the highest outstanding loan balance during the twelve-consecutive month period prior to the day before the new loan is made, over the outstanding balance of loans from the Plan on the date on which such loan was made and (B) effective for Plan Years beginning on or after January 1, 2002, the outstanding loan balance of any defaulted loan, plus the accrued interest on such defaulted loan, or (ii) fifty percent (50%) of the vested balance of such Participant's Individual Account.

(e)   No loans shall be made from any portion of the Participant's Choice Allocation Account.

(f)   Subject to (e) above, loan proceeds shall be proportionately obtained from each Investment Fund in which the Participant has a balance on the day proceeds are paid.

(g)   Any loan made pursuant to this Section must be repaid in substantially equal payments made not less frequently than quarterly over a period not to exceed five (5) years.

(h)   Interest on any loan hereunder shall be based on a reasonable rate of interest to be determined by the Plan Administrator at the time the loan is made, which amount shall not exceed the maximum rate allowable under applicable state law.

(i)   Any such loan shall be evidenced by a promissory note and such note shall be held by the Trustee as an asset of the Trust allocated specifically to the Individual Account of the Participant to whom the loan is granted. Any loan shall be collateralized with the Participant's Individual Account to the extent the balance of such Account equals the outstanding balance on the loan.

(j)   The method of timing for repayment of any loan hereunder shall be determined at the time any such loan is made. Repayment of any loan shall normally be by payroll deduction. In the event a Participant terminates his employment with all Employers prior to the time the loan is repaid in full, the balance of such loan shall be accelerated and become immediately due and payable, unless such Participant elects a Direct Rollover pursuant to Section 6.5(f) to an eligible retirement plan which will except a rollover of an outstanding loan.

(k)   For purposes of this Section, Participants who take a leave of absence that is not covered by Article 14 before their loan is paid in full must continue to elect to repay the loan in accordance with the terms of the governing promissory note in any manner or method deemed acceptable by the Plan Administrator.

(l)   The Plan Administrator shall establish a cure period of at least 90 days but, effective for Plan Years beginning on or after January 1, 2002, no longer than the end of the second calendar quarter following the calendar quarter in which a Participant fails to make any scheduled repayment on an outstanding loan, during which such a Participant may cure the failure by making all missed payments and thereby avoid the default of the loan. Upon the default of a loan, the loan balance, unless foreclosed, is deemed to be distributed to the Participant although such defaulted loan shall remain outstanding and continues to accrue interest pursuant to the provisions of Treasury regulation Section 1.72(p)-1, and the Participant shall be permitted to repay such outstanding loan and accrued interest with after-tax dollars paid by the Participant to the Trustee for deposit in the Participant's Individual Account, and the Plan Administrator shall account for such funds separately.

(m)   All repayments by a Participant representing principal shall be credited against the outstanding balance of the loan. All repayments representing interest shall be considered as investment income of the Trust applicable to the Participant

(n)   All repayments shall be credited to Investment Funds in the same proportion as such Participant's contributions are allocated pursuant to the Participant's directions.

(o)   In granting or refusing any request for a loan hereunder, the Plan Administrator shall apply uniform standards consistently and indiscriminately.

(p)   Not more than four (4) loans may be outstanding in accordance with this Section during any Plan Year. Effective for Plan Years beginning on or after January 1, 2002, a defaulted loan is considered to be outstanding for purposes of this Section 7.4(p).

(q)   The Plan Administrator shall charge each Participant who takes a loan pursuant to this Section a fee in such reasonable amount as then determined by the Plan Administrator and communicated to Participants.

(r)   In the event that a loan is transferred to the Plan, as the result of either a plan to plan transfer or an eligible rollover distribution, then the Plan Administrator shall make any adjustments to the terms of the loan necessitated by the transfer or rollover of the loan and shall require that the Participant execute a new loan agreement substituting the Plan as payee under the loan and making such other changes as necessary to effect the transfer or rollover of the loan.   In the event a Participant refuses to execute a loan agreement substituting the Plan as payee, the loan shall be deemed to be in default.

7.5   Discretionary Withdrawal.   Any Participant whose Individual Account is comprised of a QDRO Account or a Prior Employer Voluntary Contribution Account may, at any time and in accordance with the policies and procedures then established by the Plan Administrator, request a distribution of all, or a portion of the amounts credited to such QDRO Account and Prior Employer Voluntary Account.   The Trustee shall distribute such amounts as of the Valuation Date on or first occurring after receiving the distribution authorization from the Plan Administrator.

ARTICLE 8

FUNDING

8.1   Trustee.   The Company will enter into a Trust Agreement with the Trustee whereunder the Trustee will receive, invest and administer as a trust fund all contributions made to the Plan in accordance with such Trust Agreement.   Such Trust Agreement is incorporated by reference as a part of the Plan, and the rights of all persons hereunder are subject to the terms of the Trust Agreement.   The Trust Agreement specifically provides, among other things, for the investment and reinvestment of the Trust and the income thereof, the management of the Trust, the responsibilities and immunities of the Trustee, removal of the Trustee and appointment of a successor, accounting by the Trustee and the disbursement of the Trust.   The Trustee shall establish and maintain such Investment Funds as are selected by the Investment Committee in accordance with Section 9.9 (Duties and Authorities of the Investment Committee).

8.2   Direction of Investments.

(a)   Subject to the restrictions on investment provided in Section 8.2(b), this Plan intends to comply with ERISA Section 404(c) and provides each Participant with the right to direct the investment of the entire amount allocated to his Individual Accounts into or among any available Investment Funds. Investment Fund elections and changes in the allocation of contributions shall be made in accordance with the policies and procedures then established by the Plan Administrator, in accordance with ERISA Section 404(c), and communicated to Participants. The Plan Administrator shall, as soon as practicable, forward appropriate investment directions received from a Participant to the Trustee for execution, and the Trustee shall carry out such directions as expeditiously as practicable. In the absence of a notification by a Participant to the Plan Administrator concerning the direction of contributions, the Plan Administrator shall assume the Participant elected that the total amount of contributions being allocated to such

Participant's Individual Account be invested in accordance with investment procedures of the Investment Committee established pursuant to Section 9.9 (Duties and Authorities of the Investment Committee).

(b)   Notwithstanding anything herein to the contrary, all Employer Matching Contributions shall be allocated to the EDS Stock Fund. A Participant shall not be able to direct the investment of Employer Matching Contributions until the second anniversary of the date as of which such Employer Matching Contributions were allocated. Such restriction shall be lifted with respect to a Participant who receives a distribution of his Employer Matching Contribution in accordance with Article 6; provided, however, that in the event such participant repays such distribution pursuant to Section 6.9, such restriction shall be reinstated for the remaining portion of such two year period.

(c)   The EDS Stock Fund shall be an Investment Fund up to one hundred (100%) percent of the assets of which may be invested in Employer Stock, unless the Trustee or the independent fiduciary, if appointed and then acting, determines that the acquisition or holding of Employer Stock would possibly result in the imposition of an excise tax under the Code or result is a violation of ERISA Sections 406 or 407. If such a determination is made or the Trustee or independent fiduciary, if appointed and then acting, determines that a sale of any or all of the Employer Stock is in the best interest of the Participants, the Trustee or such independent fiduciary may sell any or all of the Employer Stock in the Trust. Effective May 31, 2002, the EDS Stock Fund shall constitute an "employee stock ownership plan" within the meaning of Code Section 4975(e)(7) and notwithstanding anything in this Plan to the contrary, the EDS Stock Fund shall comply with the provisions of Article 15.

8.3   Change in Direction. Any Participant shall change investment option elections concerning the investment of either existing Individual Account balances or future contributions into Investment Funds as follows:

(a)   Future Contribution. Each Participant shall have the right to request the Plan Administrator to change his investment option election concerning the Investment Fund in which his future Elective Contributions or Rollover Contributions are to be invested in accordance with Section 8.2 (Direction of Investments). Such changes in investment options shall be made, and shall be effective, in accordance with the then governing policies and provisions established by the Plan Administrator and communicated to the Participants who are Employees.

(b)   Individual Account Balances. Each Participant shall have the right to request the Plan Administrator to liquidate some or all of the balance in his Individual Account and reinvest such amounts in accordance with a different investment mix as directed by the Participant and in accordance with Section 8.2 (Direction of Investments). Such changes shall be made, and shall be effective, in accordance with the then governing policies and procedures established by the Plan Administrator and communicated to the Participants.

8.4   Overpayment and Underpayment of Benefits. The Plan Administrator may adopt, in its sole discretion, whatever rules, procedures and accounting practices are appropriate in providing for the collection of any overpayment of benefits. If a Participant, spouse, Alternate Payee, or other Beneficiary receives an underpayment of benefits, the Plan Administrator shall direct that immediate payment be made to make up for the underpayment.

ARTICLE 9

FIDUCIARIES

9.1   General. Each Fiduciary who is allocated specific duties or responsibilities under the Plan or Trust Agreement or any Fiduciary who assumes such a position with the Plan shall discharge his duties solely in the interest of the Participants and their Beneficiaries and for the exclusive purpose of providing such benefits as stipulated herein to such Participants and their Beneficiaries, and defraying expenses, costs or fees of administering the Plan. Each Fiduciary in carrying out such duties and responsibilities shall act with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in exercising such authority or duties.

9.2   Appointment of the Benefits Administration Committee. The administration of the Plan will be in the charge of the Benefits Administration Committee consisting of at least three (3) members, each of whom shall be an Employee of the Company and each of whom shall be appointed by the Compensation and Benefits Committee or its designee. The Benefits Administration Committee is the named Plan Administrator hereunder. Each member of the Benefits Administration Committee shall serve until such member's successor shall be appointed. A member may serve for more than one (1) term. The Compensation and Benefits Committee, or its designee, shall appoint one (1) of the Benefits Administration Committee members as Chairperson, may remove a member of the Benefits Administration Committee with or without cause, and may appoint a secretary or such other officers as it deems necessary and appropriate, and may fill vacancies in the Benefits Administration Committee, however caused. A member of the Benefits Administration Committee may resign by delivery of such member's written resignation to the Compensation and Benefits Committee or its designee and other members of the Benefits Administration Committee and such resignation shall be effective at the earlier of its acceptance by the Benefits Administration Committee or upon the appointment of a successor.

9.3   Appointment of the Investment Committee. The Compensation and Benefits Committee, or its designee, shall appoint an Investment Committee consisting of at least three (3) members, each of whom shall be an Employee of the Company. Each member of the Investment Committee shall serve until such member's successor shall be appointed. A member may serve for more than one (1) term. The Compensation and Benefits Committee, or its designee, shall appoint one (1) of the Investment Committee members as Chairman, may remove a member of the Investment Committee with or without cause, may appoint a secretary or such other officers as it deems necessary and appropriate, and may fill vacancies in the Investment Committee, however caused. A member of the Investment Committee may resign by delivery of such member's written resignation to the Compensation and Benefits Committee or its designee and other members of the Investment Committee, and such resignation shall be effective at the earlier of its acceptance by the Investment Committee or upon the appointment of a successor.

9.4   Compensation and Expenses, Costs and Fees. The members of the Investment and Benefits Administration Committees shall serve without compensation for their services, but their reasonable and necessary expenses, costs or fees may be paid by the Trustee, to the extent that they are not paid by an Employer. When, in its discretion, the Benefits Administration Committee, the Investment Committee or any Employer deems it advisable, the records of the Benefits Administration Committee, the Investment Committee and the Trustee shall be audited by an independent auditor, and reasonable and necessary expenses, costs or fees thereby incurred shall be paid as provided in Section 16.2 (Administration Expenses) hereof.

9.5   Secretary and Administrative Personnel of the Committees. The Benefits Administration and Investment Committees may appoint a Secretary who may, but need not, be a member of such Committees, and such Committees may employ agents and such professional, clerical and other administrative personnel as may reasonably be required for the purpose of fulfilling such Committees' duties hereunder. Such agents and administrative personnel shall carry out the duties and responsibilities assigned to them by the appropriate Committee, as applicable. Expenses, costs or fees necessarily incurred for such purpose shall be paid as provided in Section 16.2 (Administration Expenses, Costs and Fees) hereof.

9.6   Duties and Authority of Administrative Personnel. Administrative personnel appointed pursuant to Section 9.5 (Secretary and Administrative Personnel of the Committees) hereof shall be responsible for such matters as the Benefits Administration Committee or the Investment Committee, as applicable, shall delegate to them including, but not limited to, communication to Employees at the direction of the Benefits Administration Committee, reports to the Benefits Administration Committee involving questions of eligibility or earnings, assisting Participants and Beneficiaries in the completion of forms prescribed by the Benefits Administration Committee, and maintenance of records concerning former Participants and Beneficiaries. No administrative personnel may make any decision as to Plan policy, interpretations, practices or procedures unless the authority to make such decision has been delegated to them in writing by the Benefits Administration Committee or the Investment Committee, as applicable, and they accept their fiduciary responsibilities in accordance with the provisions of this Section. All administrative personnel shall, except as provided in the next preceding sentence, perform their allocated function within the policies, interpretations, rules, practices and procedures established by the Benefits Administration Committee or the Investment Committee, as applicable. Administrative personnel shall coordinate matters related to the Plan with the appropriate department of each Employer as the Benefits Administration Committee or the Investment Committee, as applicable, directs.

9.7   Action by the Benefits Administration Committee or Investment Committee:

(a)   A majority of the members of the Benefits Administration Committee or Investment Committee shall constitute a quorum for the transaction of business, and shall have full power to act hereunder. Action by the Benefits Administration Committee or Investment Committee shall be official if approved by a vote of a majority of the members present at any official meeting. Except as otherwise required by an applicable plan or the law, the Benefits Administration Committee or Investment Committee may, without a meeting, authorize or approve any action by written resolution or instrument signed by a majority of all of the members or approved electronically by a majority of all of the members or any combination of signatures and electronic approval by a majority of all of the members. Any written resolution or instrument signed, approved electronically or any combination of signatures and electronic approvals by the majority of all members of the Benefits Administration Committee or Investment Committee shall have the same force and effect as a formal resolution adopted in open meeting. Any written memorandum or other writing signed or approved electronically by a member of the Benefits Administration Committee or Investment Committee or such other person duly authorized to act with respect to the subject matter of the writing shall have full force and effect as if it were a formal resolution signed by a majority of the committee members.

(b)   A member of the Benefits Administration Committee or Investment Committee may not vote or decide upon any matter relating solely to such member or vote in any case in which such member's individual right or claim to any benefit under the Plan is particularly involved. If in any case in which a committee member is so disqualified to act, the remaining members then present cannot, by majority vote, act or decide, the Benefits Administration Committee or Investment Committee will request that the Compensation and Benefits Committee appoint a temporary substitute member to exercise all the powers of the disqualified member concerning the matter in which such member is disqualified.

(c)   The Benefits Administration Committee or Investment Committee shall maintain minutes of its meetings and written records of its actions. Members may participate and hold a meeting of the Benefits Administration Committee or Investment Committee by means of conference telephone or similar communications equipment by means of which a persons participating in the meeting can hear each other. Participation in such a meeting constitutes presence in person at such meetings.

(d)   The Benefits Administration Committee or Investment Committee shall meet as scheduled by the Secretary but not less frequently than once annually.

(e)   The Benefits Administration Committee or Investment Committee may, in their discretion, invite independent consultants, advisors, their agents, members of management, or other persons as the Benefits Administration Committee or Investment Committee, shall deem necessary or appropriate.

(f)   The chairperson of the Benefits Administration Committee or Investment Committee will periodically report the committee's findings and conclusions to the Compensation and Benefits Committee.

(g)   Members of the Benefits Administration Committee or the Investment Committee shall continue to serve in such capacity until such time as such member's successor is appointed and qualified by the Compensation and Benefits Committee or its designee.

9.8   Duties and Authorities of the Benefits Administration Committee. The Benefits Administration Committee is authorized to take such action as may be necessary to carry out the provisions and purposes of the Plan and shall have the authority to control and manage the operation and administration of the Plan. In order to effectuate the purposes of the Plan, the Benefits Administration Committee shall have the power to construe and interpret the Plan, to supply any omissions therein to reconcile and correct any errors or inconsistencies, to decide any questions in the administration and application of the Plan, and to make equitable adjustments for any mistakes or errors made in the administration of the Plan, and all such actions or determinations made by the Benefits Administration Committee, and the application of rules and regulations to a particular case or issue by the Benefits Administration Committee, in good faith, shall be final, binding and conclusive on all persons ever interested hereunder, subject, however, to review by the Compensation and Benefits Committee. The Benefits Administration Committee shall exercise such authority and responsibility as it deems appropriate to comply with the provisions of federal law and governmental regulations issued thereunder and to carry out any other duties delegated to the Benefits Administration Committee in writing by the Compensation and Benefits Committee . The Benefits Administration Committee shall establish a written procedure to determine the qualified status of any domestic relations orders submitted to it for review and qualification as a Qualified Domestic Relations Order pursuant to Code Section 414(p) and ERISA Section 206. To comply with every order so determined to be Qualified Domestic Relations Order, the Benefits Administration Committee shall establish and maintain records reflecting the interest or interests of any person or persons for whose benefit amounts are held hereunder pursuant to a Qualified Domestic Relations Order. The Benefits Administration Committee shall be the designated agent for service of legal process.

9.9   Duties and Authorities of the Investment Committee. The Investment Committee shall establish a formal, written investment and funding policy and shall have the discretionary authority to manage, directly or indirectly, all investment of Plan assets. In establishing the investment and funding policy, the Investment Committee shall select the investment alternatives (the "Investment Funds") offered under the Plan, one of which shall be the EDS Stock Fund, and shall establish investment procedures for the investment of amounts with respect to which no investment direction is received pursuant to Section 8.2 (Direction of Investments). The selection of the Investment Funds shall be made in accordance with ERISA Section 404(c) and with the intent that the Plan operate as a section 404(c) plan. The Investment Committee shall have the authority to appoint an Investment Manager or Managers to manage, acquire and to dispose of any or all assets of the Plan. Further, the Investment Committee shall have the authority to appoint one or more Account Managers to oversee and direct the Trustee as to the investment of assets of the Plan not managed by Investment Managers. The Investment Committee shall appoint the Trustee in accordance with the provisions hereof. The Investment Committee shall identify appropriate investment objectives, and shall, subject to the right of each Participant to direct the investment of amounts allocated to his Individual Account, as implemented by the Plan Administrator, determine the proper apportionment of Plan assets among the various investment vehicles, and include said items in the investment policy of the Plan. The Investment Committee shall monitor and compare to others, or cause to be monitored and compared to others, the investments and investment performance of the Trustee, Investment Managers, and Account Managers, and shall make such reports and give such recommendations to the Compensation and Benefits Committee as it may request from time to time with respect thereto.

9.10   Claims Procedure and Other Rules and Regulations of the Benefits Administration Committee. The Benefits Administration Committee shall establish a Benefits Administration Claims and Appeals Committee which shall consist of those members designated from time to time by the Benefits Administration Committee Chairperson and shall be delegated with the duties, responsibilities and authority to make, and from time to time revise, rules and regulations for the administration of the Plan, including the authority to establish, maintain, and communicate to the Employees a reasonable claims procedure, in accordance with law. Such claims procedure shall provide the manner in which written claims for benefits shall be made, written notice of disposition of a claim shall be made, and written application for appeal of the denial of a claim shall be made. Failure of a Participant to file a claim will not result in a forfeiture of any interest in the Participant's Individual Account.

9.11   Named Fiduciaries and Allocation of Responsibility. ERISA requires that certain persons, who are deemed to be "fiduciaries", as defined in ERISA Section 3(21)(A), be designated as "Named Fiduciaries" in the Plan. The Board, the Company, the Employer, the Trustee, the Investment Committee, and the Benefits Administration Committee are hereby designated Named Fiduciaries. A Participant shall be a Named Fiduciary to the extent such Participant directs the investment of any portion of his Individual Account and as otherwise provided in the Plan and as set forth in, and limited by, the Trust Agreement. Each Named Fiduciary shall have only the powers, duties and responsibilities specifically allocated to such Fiduciary pursuant to the terms of this Plan. The Board and the Compensation and Benefits Committee shall not have any power or fiduciary responsibility hereunder other than the power to name the persons who shall comprise the Investment Committee and the Benefits Administration Committee and continuing the allocation of fiduciary responsibilities to those persons. Each Named Fiduciary may, by written instrument, allocate some or all of such Named Fiduciary's responsibilities to another fiduciary or designate another person to carry, out some or all of such Named Fiduciary's fiduciary responsibilities. No Named Fiduciary shall be liable for an act or omission of any person who is allocated a fiduciary responsibility or who is designated to carry out such responsibility in carrying out a fiduciary responsibility except to the extent that the Named Fiduciary did not act in accordance with the standard contained in subsection 9.12(b) (Action by Fiduciaries) hereof with respect to the allocation, designation or continuation thereof, or implementation or establishment of the allocation or designation procedures. Any person or group of persons may serve in more than one fiduciary capacity with respect to the Plan.

9.12   Action by Fiduciaries.

(a)   Any action herein permitted or required to be taken by an Employer shall be by resolution of its board of directors or by written instrument signed by a person or group of persons who has been authorized by resolution of such board of directors as having authority to take such action. Any action herein permitted or required to be taken by the Investment Committee or Benefits Administration Committee shall be in the manner specified in Section 9.7 (Action by the Benefits Administration Committee or Investment Committee) hereof.

(b)   Each Fiduciary with respect to the Plan shall perform all of such Fiduciary's duties and responsibilities and exercise such Fiduciary's power hereunder with the due care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in like capacity and fully familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, and no Fiduciary shall be liable for any act or failure to act on such Fiduciary's part which conforms to that standard, unless such Fiduciary knowingly participates in or knowingly undertakes to conceal an act or omission of another Fiduciary, with the knowledge that such act or omission is a breach of fiduciary responsibility, or knowing of a breach of fiduciary responsibility, such Fiduciary fails to make reasonable efforts under the circumstances to remedy the breach, or failing to carry out such Fiduciary's specific responsibilities, in accordance with such standard, such Fiduciary has enabled another Fiduciary to commit a breach.

(c)   Each Fiduciary shall furnish or cause to be furnished to each other Fiduciary all information needed for the proper performance of such Fiduciary's duties. Each Fiduciary warrants that any directions given, information furnished or action taken by such Fiduciary shall be in accordance with the provisions of the Plan or the Trust Agreement, as the case may be, authorizing or providing for such direction, information or action.

(d)   Although the Investment Committee shall have an overall responsibility to diversify the investments of the Plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, the diversification requirement and the prudence requirement, to the extent that it requires diversification, shall not be violated by the acquisition or holding of qualifying Employer securities or qualifying Employer real property as defined in ERISA Section 406(d).

9.13   Employment of Advisers. A Named Fiduciary may appoint such accountants, counsel, and any other advisers as such Named Fiduciary deems necessary or desirable in connection with the administration and operation of the Plan. A Named Fiduciary shall be entitled to rely, in accordance with the standard contained in subsection 9.12(b) (Action by Fiduciaries) hereof upon, and shall not be liable for any act or failure to act on such Named Fiduciary's part in such reliance or in reliance, in accordance with such standard, on any opinion or reports, which shall be furnished to such Named Fiduciary by any such accountant with respect to accounting matters, counsel with respect to legal matters, or investment advisers with respect to investment matters.

9.14 <u>Bond</u>. It shall be the responsibility of the Plan Administrator to obtain the appropriate Fiduciary bonds as required by federal law or regulation. Except as required by the Company or by state or federal statute, irrespective of this provision, no bond or other security shall be required of any Fiduciary.

9.15 <u>Indemnity</u>. The Company shall indemnify each member of the Board, the Investment Committee, and the Benefits Administration Committee, each Account Manager and each individual who is an employee of the Company and who is allocated fiduciary responsibility hereunder, against any and all claims, loss, damages, expenses, including counsel fees to the extent approved by the Board or otherwise provided by law, and liability, including any amounts paid in settlement, with the approval of such Board, arising from any action or failure to act, except when the same is judicially determined to be due to the fraud, recklessness, or willful or intentional misconduct of such member.

9.16 <u>Missing Persons</u>. The Plan Administrator shall make a reasonable effort to locate all persons entitled to benefits under the Plan. The Trustee shall send a certified letter to all such persons at their last known addresses advising them of their interest or benefits under the Plan. Any such amounts shall be held by the Trustee for a period of at least one (1) additional year for a total of at least two (2) years from the time the benefits first become payable. If a distributee cannot be found, then any unclaimed benefits of such distributee shall constitute a Forfeiture and may be used to defray administrative and operational expenses, costs or fees of the Plan. Should any person otherwise entitled to a benefit which was subject to this section make a claim for such forfeited benefit which is approved by the Plan Administrator, such benefit shall be reinstated in such manner as the Plan Administrator determines to be equitable and in accordance with law.

9.17 <u>Voting Employer Stock</u>. In the event Employer Stock allocated to a Participant's Individual Account is a security which is required to be registered under Section 12 of the Securities Exchange Act of 1934 or one that would be required to be registered except for an exemption from registration provided by Section 12(g)(2)(H) of said 1934 Act, then each Participant shall be permitted to direct the voting of the Employer Stock allocated to his Individual Account. Each Participant who has Employer Stock allocated to his Individual Account is hereby designated a Named Fiduciary for the purpose of exercising the rights and responsibilities relating to Employer Stock under this Section 9.17.

(a) In the event the Employer Stock does not meet the requirements of the above paragraph, Participants shall nonetheless direct the voting of such allocated Employer Stock if, after acquiring such Employer Stock, more than ten percent (10%) of the total assets of the Plan are in Employer Stock. However, the passthrough of voting on such non-registration type securities shall be limited to voting only on those issues which, by law or charter, must be decided by more than a majority vote of outstanding common shares voted.

(b)   Any shares of Employer Stock in which the Participant does not have the right to direct the voting or for which the Participant does not direct the voting shall, to the extent not inconsistent with its fiduciary obligations under ERISA, be voted by the Trustee or an independent fiduciary in the same manner and proportion as the shares of Employer Stock with respect to which voting directions on the particular matter that is the subject of the vote have been timely received by the Trustee or an independent fiduciary from other Participants.

(c)   The Plan Administrator shall furnish to each Participant who has all or any portion of his Individual Account invested in the EDS Stock Fund notice of the date and purpose of each meeting of the stockholders of the Company at which such Participant is entitled, in accordance with the provisions of this Section, to vote Employer Stock allocated to his Individual Account. The Trustee or independent fiduciary, as applicable, shall request from each such Participant instructions as to the voting at that meeting of applicable Employer Stock credited to the Participant's Individual Account. Following notice to the Trustee or independent fiduciary affected, the Plan Administrator may require that the voting instructions be returned from the Participants directly to the Trustee, independent fiduciary or an agent of either party. If the Participant furnishes such instructions to the appropriate party, as provided above, within the time specified in the notification, the Trustee shall vote such Employer Stock in accordance with the Participant's instructions, as provided to the Trustee directly or by the independent fiduciary or agent.

(d)   The Plan Administrator shall furnish to each Participant who has applicable Employer Stock credited to his Individual Account notice of any tender offer for, or a request or invitation for tenders of Employer Stock made to the Trustee with respect to which the Participant is entitled, in accordance with the provisions of this Section, to vote such applicable Employer Stock, or any other matter requiring action of the shareholders of the Company with respect to which the Participant is entitled, in accordance with the provisions of this Section, to vote Employer Stock.

(e)   The Plan Administrator shall request from each such Participant instructions as to the tendering of applicable Employer Stock credited to the Participant's Individual Account, and for this purpose the Plan Administrator shall provide Participants with a reasonable period of time in which to consider any such tender offer for, or request or invitation for tenders of, applicable Employer Stock made to the Trustee, or any other matter requiring action of the shareholders of the Company. The Trustee shall tender such Employer Stock as to which Trustee has received instructions to tender from Participants within the time required by the terms of any such offer.

(f)   Employer Stock credited to the Individual Accounts of Participants with respect to which the Trustee has not received instructions shall not be tendered. Any shares of Employer Stock held in the EDS Stock Fund which have not been allocated to a Participant's Individual Account shall, to the extent not inconsistent with its fiduciary obligations under ERISA, be tendered by the Trustee or an independent fiduciary in the same proportion as the shares of Employer Stock which are allocated to the Participants' Individual Accounts are being tendered.

(g)   The Plan Administrator shall provide the Trustee with written information regarding proxy voting, tender offers and any other applicable corporate action, and in carrying out its responsibilities under this provision, the Trustee may conclusively rely upon information furnished to it in writing by the Plan Administrator, including, but not limited to, the names and current addresses of Participants, the number of shares of Employer Stock credited to the Individual Accounts of Participants. Applicable Employer Stock shall be that Employer Stock entitled to vote at a particular meeting of the stockholders of the Company or with respect to which a request or invitation to tender or notice of any other matter requiring action of the shareholders of the Company, as applicable, has been received.

(h)   Notwithstanding any of the foregoing provisions of this Section, no provision hereof shall prevent the Trustee from taking any action relating to its duties and authority under this Section, if the Trustee determines in its sole discretion that such action is necessary in order for the Trustee to fulfill its fiduciary responsibilities hereunder.

ARTICLE 10

<u>AMENDMENT AND TERMINATION</u>

10.1   <u>Amendment of Plan</u>. The Company shall have the right at any time by action of the Board to modify, alter or amend the Plan in whole or in part, provided, however, that the duties, power and liability of the Trustee hereunder shall not be increased without its written consent; and provided, further, that the amount which at the time of any such modification, alteration or amendment shall appear as a credit in the Individual Account of any Participant in the Plan, shall not be adversely affected thereby, and provided, further, that no such amendment shall have the effect of revesting in the Employer any part of the principal or income of the Trust.

10.2   <u>Termination of Plan</u>. The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation. The Company and each Employer reserves the right at any time by action of its board of directors to terminate the Plan as applicable to itself.

(a)   If an Employer terminates or partially terminates the Plan or discontinues its Contributions at any time, each Participant affected thereby shall then be vested in the balance in his Individual Account.

(b)   In the event of termination of the Plan by an Employer, the Plan Administrator shall value the Trust as of the date of termination. That portion of the Trust applicable to any Employer for which the Plan has not been terminated shall be unaffected. The Individual Accounts affected by the termination, as determined by the

Plan Administrator, shall continue to be administered as a part of the Trust or distributed to such Participants, Beneficiaries or Alternate Payees, pursuant to Section 6.5 (Distribution of Benefits).

ARTICLE 11

PROVISIONS RELATIVE TO EMPLOYERS INCLUDED IN PLAN

11.1   Method of Participation. Any employer, whether foreign or domestic, which is a Controlled Group Member, with the approval of the Compensation and Benefits Committee, or its designee, by the taking of the appropriate action by its board of directors, may become an Employer by adopting the Plan. The Plan shall be maintained as a single Plan for all Employers. Employers are listed on Appendix E, attached hereto.

11.2   Withdrawal. Any Employer may withdraw from the Plan any time by giving six (6) months advance notice in writing of the resolution of its board of directors to withdraw to the Plan Administrator. A shorter notice period may be allowable if agreed to by the Compensation and Benefits Committee or its designee. The procedure for withdrawal by an Employer is set forth as follows:

(i)   Upon receipt of notice of any such withdrawal, the Plan Administrator shall determine and certify to the Trustee the equitable shares of such withdrawing Employer in the Trust, as applicable.

(ii)   The Trustee shall thereupon set aside from the Trust then held by it such securities and other property as it shall, in its sole discretion, deem to be equal in value to such equitable share. If the Plan is to be terminated with respect to such Employer, the amount set aside shall be dealt with in accordance with the provisions of Section 10.2 (Termination of Plan). If the Plan is not to be terminated with respect to such Employer, the Trustee shall turn over such amount to such trustee as may be designated by such withdrawing Employer, and such securities and other property shall thereafter be held and invested as a separate trust of the Employer which has so withdrawn, and shall be used and applied according to the terms of a new agreement and declaration of trust between the Employer so withdrawing and the trustee so designated.

(iii)   Neither the segregation of the Trust assets upon the withdrawal of an Employer, nor the execution of a new agreement and declaration of trust pursuant to any of the provisions of this Section shall operate to permit any part of the corpus or income of the Trust to be used for or diverted to purposes other than for the exclusive benefit of Participants and their Beneficiaries.

ARTICLE 12

TOP-HEAVY PROVISIONS

12.1   Top-Heavy Provisions. Regardless of any contrary Plan provisions, if this Plan, when combined with all other plans, requires aggregation pursuant to Code Section 416(b) and is deemed to be Top-Heavy as of the last day of any preceding year (the "Determination Date"), then the following conditions shall become operative with respect to such Plan Year and a future Plan Years.

12.2   Minimum Allocations.   In the event that the aggregate of all Elective Contributions to all Non-Key Employees allocated to their individual Account do not exceed three percent (3%) of Compensation then the following rules shall apply.

(a)   The Employer shall contribute to the Plan out of current or accumulated profits an amount necessary to provide a minimum contribution of at least three percent (3%) of Compensation to such Non-Key Employees (reduced as permitted by Code Section 416 or the Treasury Regulations promulgated thereunder), made for such Non-Key Employees and by contributions and forfeitures, if any, allocated to such Non-Key Employees in any other defined contribution plan included with this Plan in an Aggregation Group. In no event, however, shall the allocation of Elective Contributions to Non-Key Employees be greater than the allocation of Elective Contributions to the Individual Account for any Key Employee. Any special contribution or reallocation as herein provided shall be made to the Elective Contributions Account on the basis of the ratio that the non-Key Employee's Compensation bears to the total Compensation of all Non-Key Employees.

(b)   In the event the Employer shall also maintain a defined benefit plan and such defined benefit plan provides the minimum accrued benefit determined pursuant to Code Section 416(c)(1), then the adjustment provided in Section 12.2(a) above shall not be required.

(c)   Effective for Limitation Years beginning prior to January 1, 2000, if Section 12.2(a) or (b) is applicable, then the multiplier of 1.25 in Sections 5.8(a)(i) and 5.8(b)(ii) (Limitation of Multiple Plan Participants) shall be reduced to 1.0 unless:

(i)   all plans required to be aggregated and any other plans which may be permissively aggregated pursuant to Code Section 416(g) are ninety percent (90%) or less Top-Heavy, and

(ii)   the minimum accrued benefit referenced in Code Section 416(c)(1) is modified by Code Section 416(h)(2)(A)(ii)(I) or the minimum contribution is increased from three percent (3%) to four percent (4%).

(d)   With respect to the operation of these Top-Heavy provisions, there shall be no requirement that the entire defined benefit minimum benefit and the defined contribution minimum contribution be provided. To the extent that there shall be a defined benefit accrued benefit, it shall be controlling. To the extent that there shall be an Employer Contribution to a Defined Contribution Plan, then there shall be a determination as to whether the defined contribution is comparable to the difference between the defined benefit minimum benefit and the minimum defined benefit accrued benefit required pursuant to Code Section 416. In the event that the defined contribution amount shall not be comparable, then the difference shall be provided in the Defined Benefit Plan unless the next sentence shall apply. Notwithstanding the above, if there shall be a contribution to the Defined Contribution Plan of at least five percent (5%) of compensation to Non-Key Employees, it shall be conclusively presumed that the minimum benefit requirements of Top-Heavy Plans have been met.

(e)   For purposes of determining whether a defined benefit plan is Top-Heavy, calculations shall be based upon actuarial assumptions stipulated in such Plan for this purpose. If no such assumptions are provided, the calculation shall be based upon the 1984 Unisex Pension Mortality Tables at five percent (5%) interest with such determination being made on the Valuation Date which occurs within the Plan Year.

(f)   For purposes of determining minimum contributions to a Defined Contribution Plan and minimum accrued benefits to a Defined Benefit Plan compensation shall have the same meaning as it is used in Code Section 415.

(g)   Effective for Plan Years beginning on or after January 1, 2002, the present value of accrued benefits and the aggregate accounts of an Employee as of the Determination Date shall be increased by the distributions made with respect to the Employee under the Plan and any plan of an Aggregation Group during the 1-year period ending on the Determination Date. The preceding sentence shall also apply to distributions under a terminated plan which, had it not been terminated, would have been included in an Aggregation Group. In the case of a distribution made for a reason other than separation from service, death, or disability, this provision shall be applied by substituting 5-year period for 1-year period.

(h)   Effective for Plan Years beginning on or after January 1, 2002, the accrued benefits and aggregate accounts of any individual who has not performed services for the Employer during the 1-year period ending on the Determination Date shall not be taken into account under this Article 12.

ARTICLE 13

QUALIFIED DOMESTIC RELATIONS ORDERS

13.1   Determination of Qualified Domestic Relations Orders. The Plan Administrator shall establish a written procedure to determine the qualified status of domestic relations orders and to comply with orders so determined to be Qualified Domestic Relations Orders.

13.2   Accounting and Allocations. Upon receipt of a Qualified Domestic Relations Order the Plan Administrator shall establish a separate account which shall be the QDRO Account. Such account shall be invested in accordance with the investment policy developed by the Investment Committee pursuant to Section 9.9 (Duties and Authorities of the Investment Committee) and shall share in Adjustments pursuant to Section 5.3 (Allocation of Adjustment) hereof in the same manner as Participant's Individual Accounts.

13.3   Distribution. An Alternate Payee for whose account the QDRO Account is maintained shall be treated as a Beneficiary for all purposes under the Plan and shall have no right to make withdrawals or loans from the Plan. Notwithstanding any provision of Article 6 (Vesting and Distributions) distribution shall be made in accordance with the terms of the Qualified Domestic Relations Order.

ARTICLE 14

MILITARY LEAVES OF ABSENCE

The provisions of this Article 14 are effective December 12, 1994.

14.1   Military Leave of Absence. So long as The Uniformed Services Employment and Reemployment Rights Act of 1994 ("USERRA") or any similar law shall remain in force, providing for reemployment rights for all persons in military service, as therein defined, an Employee who leaves the employment of an Employer for military service in the Armed Forces of the United States, as defined in USERRA from time to time in force, shall, for all purposes of this Plan, be considered as having been in the employment of an Employer, with the time of his or her service in the military credited to his or her Service; provided that upon such Employee being discharged from the military service of the United States he or she applies for re-employment with an Employer and takes all other necessary action to be entitled to, and to be otherwise eligible for, reemployment rights, as provided by USERRA, or any similar law from time to time in force.

14.2   Elective Contributions. Any Participant who is reemployed while entitled to veterans' reemployment rights under USERRA and who has either (i) suspended his or her contributions during military service, or (ii) made less than the maximum amount of contributions permitted by Section 4.2 during his or her period of military service, shall be permitted to make the contributions described in Section 4.2 to the Plan with respect to the period of his or her military service during the period which begins on the Participant's date of reemployment with an Employer and ends upon the earlier of:

(a)   the period equal to three times the Participant's period of military service; and

(b)   five years.

The maximum amount of contributions which the Participant can make during this period shall be the maximum amount of contributions that he or she would have been permitted to make to the Plan during the period of military service if the individual had continued to be employed by an Employer during such period and received Compensation during such period equal to the Compensation the Participant would have received during the period of military service had the Participant worked for an Employer during such period. If the Compensation the Participant would have received during the period was not reasonably certain, the Participant's average Compensation from an Employer during the 12 month period immediately preceding the period of military service shall be deemed to be such Compensation.

14.3 <u>Matching Contributions</u>. If the Employer makes a contribution under Section 4.1(b) during a period when a Participant was on military leave of absence and if the Participant later returns to employment and makes the contributions described in Section 4.2 for this period, the Employer shall make such matching contributions on behalf of the Participant as would have been made had the Participant's contributions actually been made during the period of his or her military service.

14.4 <u>Treatment of Contributions</u> Contributions under this Article 14 will be taken into account for purposes of the limitations of Sections 402(g) or 415 in the year to which the contributions relate, not the year in which the contributions are made. In addition, such contributions will not cause the Plan to be treated as failing to meet the requirements of Code Sections 401(a)(4), 401(k)(3), 401(m), 410(b) or 416.

Notwithstanding any provision of this Plan to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Code Section 414(u). Loan repayments will be suspended under this Plan during a period of qualified military service as permitted under Code Section 414(u)(4).

ARTICLE 15

ESOP PROVISIONS

15.1 <u>The EDS Stock Fund</u>. The provisions of this Article 15 are effective May 31, 2002. The assets of the EDS Stock Fund shall be invested primarily in Employer Stock. It is intended that the EDS Stock Fund constitute an "employee stock ownership plan" within the meaning of Code Section 4975(e)(7) and Treasury regulation Section 54.4975-11.

15.2 <u>Distribution Requirements</u>.

(a) <u>Timing</u>. The provisions of Section 6.5 of the Plan, as revised effective May 31, 2002, shall continue to apply to all amounts invested in the EDS Stock Fund so that a Participant may elect to receive a lump sum distribution of all shares of Employer Stock allocated to his or her Individual Account through an investment in the EDS Stock Fund, commencing as soon as administratively practicable following the Participant's termination of employment with the Employer of any reason.

(b)   Form. The provisions of Section 6.13 of the Plan shall continue to apply to all amounts invested in the EDS Stock Fund so that a Participant may elect to receive a distribution of all or any portion of the shares of Employer Stock allocated to his or her Individual Account, as of the date distribution is made, through an investment to the EDS Stock Fund in whole shares of Employer Stock, with cash being paid for any fractional share of Employer Stock.

15.3   Voting Requirements. The provisions of Section 9.17 of the Plan shall continue to apply to all amounts invested in the EDS Stock Fund so that Participants may direct the Trustee with respect to the voting and tendering of all shares of Employer Stock allocated to his or her Individual Account through an investment in the EDS Stock Fund. The Trustee or an independent Fiduciary, if appointed and then acting, shall likewise continue to vote all shares of Employer Stock in the EDS Stock Fund with respect to which a Participant does not have the right to direct the voting (including any shares of Employer Stock that have not been allocated to a Participant's Individual Account) or for which a Participant has the right to direct the voting but fails to give a direction.

15.4   Diversification Requirements. Notwithstanding the restriction set forth in the second sentence of Section 8.2(b), if and to the extent applicable, a Qualified Participant may direct the Trustee as to the investment of 100% of the value of the Participant's Employer Matching Contribution Account that is invested in the EDS Stock Fund (the "Eligible Accrued Benefit") at any time during the period commencing on the first day of the first Plan Year after the Participant becomes a Qualified Participant and ending on the ninetieth (90th) day following the end of the Participant's Qualified Election Period. A Qualified Participant's election pursuant to this Section 15.4 shall direct the investment of the portion of his Eligible Accrued Benefit covered by the election among the other Investment Funds meeting the requirements of Code Section 401(a)(28) and the regulations thereunder that are available under Section 8.2 of the Plan from time to time. Such an investment election shall be made in accordance with the provisions of Sections 8.2(a) and 8.3.

For purposes of this Section 15.4, the following definitions apply:

(i)   "Qualified Participant" means a Participant who has attained age 55 and who has completed at least 10 years of participation in this Plan. A "year of participation" means a Plan Year in which the Participant was eligible for an allocation of Employer contributions, irrespective of whether the Employer actually contributed to the Plan for that Plan Year.

(ii)   "Qualified Election Period" means the 6-Plan Year period beginning with the Plan Year in which the Participant first becomes a Qualified Participant.

15.5   Dividends.

(a) Allocation. Any dividend declared on shares of Employer Stock held in the EDS Stock Fund shall be allocated among the Individual Accounts of all Participants that are invested in the EDS Stock Fund on the ex-dividend date of such dividend in proportion to the respective Individual Account balances invested in the EDS Stock Fund on such ex-dividend date. All dividends covered by this Section 15.5(a) shall be 100% vested and nonforfeitable at all times regardless of whether such dividends are paid to the Participant or invested in the EDS Stock Fund as provided in Section 15.5(b).

(b) Election. A Participant, in accordance with the policies and procedures then established by the Plan Administrator (which policies and procedures shall not conflict with the requirements of IRS Notice 2002-2 and any subsequent IRS guidance covering Code Section 404(k)), may elect at any time during a Plan Year to either (i) receive in cash the entire amount of the dividend allocated to his or her Individual Account under Section 15.5(a) or (ii) have the Trustee invest the entire amount of such dividend in the EDS Stock Fund. Once made, the election in the immediately preceding sentence shall apply to all dividends described in Section 15.5(a) until the Participant changes such election. In the absence of an election by a Participant, the Participant shall be deemed to have elected (ii) above. A Participant's election (or deemed election) under this paragraph becomes irrevocable with respect to a dividend described in Section 15.5(a) on the ex-dividend date of such dividend.

In the event that any Participant makes an election under (i) of the immediately preceding paragraph, the Trustee will pay each dividend allocated to the Participant's Individual Account under Section 15.5(a) to the electing Participant within ninety (90) days following the close of the Plan Year in which such dividend is received by the Trustee.

Notwithstanding anything herein to the contrary, if there is a change in this Section 15.5(b) or the policies and procedures established by the Plan Administrator for making elections under this Section 15.5(b), a Participant may make an election in accordance with such change at any time prior to the ex-dividend of the first dividend subject to such change.

ARTICLE 16

MISCELLANEOUS

16.1 Governing Law. The Plan shall be construed, regulated and administered according to the laws of the State of Texas except in those areas preempted by the laws of the United States of America.

16.2 Administration Expenses, Costs or Fees. Any and all expenses, costs or fees of administering the Trust and the Plan may be paid either by the Employer or from the Trust. Such expenses, costs or fees include, but are not limited to, those expenses, costs or fees relating to: reimbursement of the reasonable and necessary expenses of the members of the Investment and

Benefits Administration Committees described in Section 9.4 hereof, certain professional, clerical and other administrative personnel and third party benefits administration service providers as may reasonably be required for the purpose of fulfilling the duties and responsibilities assigned to them under Section 9.5 hereof, and the employment of any advisors such as accountants, counsel, and any other advisors that are deemed necessary and advisable in connection with the administration and operation of the Plan as provided under Section 9.13 hereof. However, the Plan Administrator, in its sole discretion, may assess a reasonable administration fee against those participants who have separated for reasons other than retirement, death, Disability, or transfer to another Controlled Group Member.

16.3   Participant's Rights, Acquittance. No Participant in the Plan shall acquire any right to be retained in the Employer's employ by virtue of the Plan, nor, upon his dismissal, or upon his voluntary termination of employment, shall he have any right or interest in and to the Trust other than as specifically provided herein. The Employer shall not be liable for the payment of any benefit provided for herein; all benefits hereunder shall be payable only from the Trust.

16.4   Spendthrift Clause. To the extent permitted by law, none of the benefits, payments, proceeds, or distributions under this Plan shall be subject to the claim of any creditor of the Participant, or to the claim of any creditor of any Beneficiary hereunder, or to any legal process by any creditor of such Participant or of any such Beneficiary. Except for a Qualified Domestic Relations Order a Participant shall not have any right to alienate, commute, anticipate, or assign any of the benefits, payments, proceeds or distributions under this Plan.

16.5   Merger, Consolidation or Transfer. In the event of the merger or consolidation of the Plan with another plan or transfer of assets or liabilities from the Plan to or from another Qualified Plan, each Participant shall not, as a result of such event, be entitled on the day following such merger, consolidation or transfer under the termination of Plan provisions to a lesser benefit than the benefit he was entitled to on the date prior to the merger, consolidation or transfer if the Plan had then terminated. Mergers, consolidations and transfers of assets or liabilities are listed on Appendix F.

16.6   Counterparts. The Plan and the Trust Agreement may be executed in any number of counterparts, each of which shall constitute but one and the same instrument and may be sufficiently evidenced by any one counterpart.

ADOPTION OF THE PLAN

Notwithstanding anything to the contrary herein, this Plan is created and maintained under the condition that it is approved and qualified by the Service under Section 401(a) of the Code and that the Trust hereunder is exempt under Section 501(a) of the Internal Revenue Code, or under any comparable sections of any future legislation which amends, supplements or supersedes such sections.

IN WITNESS WHEREOF, the Company has executed this EDS 401(k) Plan this 26th day of February, 2002.

ELECTRONIC DATA SYSTEMS CORPORATION

_____

Michael E. Paolucci, Managing Director,
Global Compensation and Benefits

Appendix A

[Reserved]

Appendix B

To the EDS 401(k) Plan
Equalization Bonuses

This Appendix B forms part of the EDS 401(k) Plan (the "Plan"). Terms used in this Appendix B shall have the meaning provided in the Plan, unless the context clearly dictates otherwise. The provisions of this Appendix B shall apply with respect to Participants who are paid Equalization Bonuses, as defined herein, and sets forth provisions regarding the ability of such Participants to enter into a Salary Reduction Agreement with respect to such Equalization Bonuses.

Effective July 1, 1997 and prior to January 1, 2001:

I.   Bell South

   A.   Eligibility: The provisions of this Section I shall apply with respect to all Participants who were formerly employed by Bell South and who were paid an Equalization Bonus, as defined in Section I(B) of this Appendix B (the "Bell South Participants").

   B.   Equalization Bonus: A bonus equal to ten percent (10%) of the Bell South Participant's salary as of December 1, 1997, payable in two equal parts, the first part payable on January 1, 1998, and the second part payable on January 1, 1999. Each part shall be payable only with respect to Bell South Participants employed by an Employer on January 1, 1998, or January 1, 1999, respectively.

   C.   Salary Reduction Election: A Bell South Participant may enter into a Salary Reduction Agreement and elect to defer from one percent (1%) to one hundred percent (100%), in whole percentages, of any Equalization Bonus. The Bell South Participant must make one election, prior to January 1, 1998. Such election shall control with respect to both parts of the Equalization Bonus and is not subject to amendment. The Salary Reduction Agreement entered into pursuant to this Appendix B by such Bell South Participant shall otherwise be subject to the provisions of the Plan and the procedures then established by the Plan Administrator.

   II.   Sumitomo Bank of California

      A.   Eligibility: The provisions of this Section II shall apply with respect to all Participants who were formerly employed by Sumitomo Bank of California and who were paid an Equalization Bonus, as defined in Section II(B) of this Appendix B (the "Sumitomo Participants").

B.   Equalization Bonus: Bonuses determined in December 1997 and payable in January 1999 to Sumitomo Participants employed by an Employer on December 31, 1998.

C.   Salary Reduction Election: A Sumitomo Participant may enter into a Salary Reduction Agreement and elect to defer from one percent (1%) to one hundred percent (100%), in whole percentages, of any Equalization Bonus. The Sumitomo Participant must make this election prior to January 1, 1999. The Salary Reduction Agreement entered into pursuant to this Appendix B by such Sumitomo Participant shall otherwise be subject to the provisions of the Plan and the procedures then established by the Plan Administrator.

Effective January 1, 2001:

III.   Bell South – Subsequent Transition

A.   <u>Eligibility</u>:   The provisions of this Section III shall apply with respect to all Participants who were formerly employed by Bell South and who were paid an Equalization Bonus, as defined in Section III(B) of this Appendix B (the "Bell South Participants").

B.   <u>Equalization Bonus</u>: An aggregate amount, payable in two equal parts, the first part payable on March 31, 2001, and the second part payable on March 31, 2002. Each part shall be payable only with respect to Bell South Participants employed by an Employer on January 31, 2001, or January 31, 2002, respectively.

C.   <u>Salary Reduction Election</u>: A Bell South Participant may enter into a Salary Reduction Agreement and elect to defer from one percent (1%) to one hundred percent (100%), in whole percentages, of his or her respective share of any Equalization Bonus. The Bell South Participant must make one election, prior to March 31, 2001. Such election shall control with respect to both parts of the Equalization Bonus and is not subject to amendment. The Salary Reduction Agreement entered into pursuant to this Section III of Appendix B by such Bell South Participant shall otherwise be subject to the provisions of the Plan and the procedures then established by the Plan Administrator.

B-2

Appendix C

To the EDS 401(k) Plan
Benefits, Rights, and Features

A.   Distribution Options

COMPANY	BRF
1. PSS (Petroleum Software Systems)	Life Annuity with 20 year certain period
2. Xerox (Canada)	Joint and Survivor Annuity, 66.7%, 75%, 100%, Period Certain Options (5, 10, 15, 20) Cash Refund
3. FCI	Joint Survivor Annuity, 66 2/3%, 100%, Cash Refund Annuity
4. Constitution State Credit Union	Joint and Survivor Annuity, 75%, 100%
5. XBS (Xerox)	Joint and Survivor Annuity, 66.7%, 75%, 100%, Period Certain Options (5, 10, 15, 20) Cash Refund
6. Genicom	Installment Payments up to 15 years or life expectancy
7. Centura	Installment Payments from 5-15 year period
8. NHIC California	Periodic Payment Options
9. Sherpa	Monthly Income Options
10. Digital (Decnet)	Periodic Installments
11. Value Health Management	Distribution Options
12. LTV Steel Payroll	Period Payment Options
13. USData	Combination Cash/Rollover Distribution
14. Russell Stover	Installment Options
15. Sterling Diagnostic Imaging	Period Payment Options
16. Sverdrup Civil	Installment Options
17. Ventritex (St. Jude)	Installment Option
18. NHIC New England	Installment Option
19. Fairchild Fasteners	Installment Options
20. Wellmark	Period Certain Annuities

C-1

COMPANY	BRF
21. Wyse Technology	Installment and Annuity Options
22. Sumitomo Bank	Installment Option
23. USData Corporation	Combination Cash and Rollover
24. Global Supply Group (GSG)	Annuity Option
25. World Computer	Joint and Survivor Annuity, 75%, 100%
26. Digital Equipment Corporation	Fixed period installments
27. Blue Shield – Chico	Installments to Life Expectancy
28. Telectronics (St. Jude)	Installment Payments
29. Horace Small Apparel	Annuity and Period Certain Options
30. Chemcentral	Installment and Annuity Options
31. LTV Steel-Benefits	Periodic Payment and Termination Withdrawal Options
32. Vantive	Combined Distribution Option, Installment Options
33. National Health Insurance Co.	Annuity Options
34. Seymour Housewares (HPII)	Compensation Cash and Rollover Distribution
35. Turner Company	Annuity Options
36. Wall Data (Add-On)	Combination Cash and Rollover

B.   Discretionary Withdrawals

Certain employees who had certain assets transferred to the Plan from another plan maintained by one of the companies listed below may withdraw those assets from the Accounts listed below:

Company	Accounts
Energy Management London Fog FCI Storagetek Toshiba Cunard Line Ltd. Total Petroleum/Gemini Earthgrains Co. Value Health Management USData	R-Prior Plan Rollover

C-2

Company	Accounts
Intergraph BellSouth Bethlehem Steel Global Supply Group (GSG) Mitsubishi Fairchild Fasteners J. Crew Group Inc. Franklin Covey Co.	
ICI Films Sterling Diagnostic Imaging NHIC New England Blue Shield (Add-on) LTV Steel-Benefits LTV Steel Payroll Seymour Housewares (HPII)	D- Prior Plan ER Match
Allison Engine Cytec Industries Rolls-Royce Energy Systems	R-Prior Plan Rollover D- Prior Plan ER Match
Dow Chemical	1-Prior Plan ER Contribution

* Source Codes

      D   Prior Plan Employer Match
      R   Prior Plan Rollover
      1   Prior Plan Employer Contribution

C.   Employers Maintaining Plans subject to Code Section 417 from which Assets were Transferred to this Plan

    1.   Huntsman
    2.   Mitsubishi
    3.   Constitution State Credit Union
    4.   Banc One Baton Rouge/New Orleans

Execution Copy
Document #: 101246

Appendix D

To the EDS 401(k) Plan
Vesting Provisions

This Appendix D forms part of the EDS 401(k) Plan (the "Plan"), as amended and restated effective January 1, 2002, and sets forth vesting rules in addition to those set forth in Article 6 applicable as provided herein.

I.   MCI Transitioned Employees: A Participant who is employed by the Company on date of the closing of the agreement between the Company and MCIWorldcom on January 1, 2000 (the "Transfer Date") and who transfers employment from the Company to MCI on or after the Transfer Date but prior to the first anniversary of the Transfer Date shall be one hundred percent (100%) vested in his or her Individual Account

Execution Copy
Document #: 101246

Appendix E

To the EDS 401(k) Plan
Participating Employees

This Appendix E forms part of the EDS 401(k) Plan (the "Plan") as amended and restated effective January 1, 2002, and sets forth all Employers who have adopted the Plan pursuant to Section 11.1 of the Plan and the effective date of such Employer's participation.

Employer	**Effective Date of Participation**
Electronic Data Systems Corporation	July 1, 1983
National Heritage Insurance Company	July 1, 1983
Wendover Financial Services Corporation	June 1, 1997
eBreviate, Inc.	January 20, 2000
EDS Resource Management Corporation	January 1, 2001
EDS Information Services, LLC	January 1, 2001
EDS Properties Corporation	January 1, 2001
EDS Technologies Services L.P.	January 1, 2001
Trans Alliance LP	February 1, 2001 – December 31, 2001

E-1

To the EDS 401(k) Plan
Plan to Plan Transfers

This Appendix F forms part of the EDS 401(k) Plan (the "Plan") as amended and restated effective January 1, 2002, and sets forth all transfers of Plan assets made in accordance with Section 15.5 of the Plan.

1999
Centrobe (formerly Neodata Services, Inc.)
Sequent Computer Systems
Maxtor Corporation
Mitsubishi Electric U.S. Companies
National Association of Securities Dealers, Inc. (NASD)
Equifax Inc.
Turner Company
Banc One Corporation

2000
Express Scripts
MCI WorldCom
W. H.Smith Inc.
Compaq Computer Corporation
GMAC
Lechters, Inc.
Sun Microsystems
J. Crew Group, Inc.
UGS (Original name was Unigraphics Solutions, Inc.)

2001
adidas AMERICA, Inc.
The Dow Chemical Company
BellSouth
Primedia
Aspect Communications Corporation
The Weyerhaeuser Company
Huntsman Corporation
DecisionOne Corporation.
The Sabre Group
Franklin Covey Co.
Rolls-Royce Energy Systems Inc.
Canadian Imperial Bank of Commerce (CIBC)
Adolph Coors Company
SKF USA Inc.
QSP Distribution Services, Inc.
UGS

EXHIBIT 5

November 18, 2002

Electronic Data Systems Corporation
5400 Legacy Drive
Plano, TX 75024

Gentlemen:

As General Counsel of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), I am familiar with the Registration Statement on Form S-8 being filed by EDS pursuant to the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission, relating to 12,000,000 shares (the "Shares") of common stock, par value $.01 per share, of EDS pursuant to the EDS 401(k) Plan (the "Plan").

In connection with the foregoing matters, I have examined originals, or copies certified or otherwise identified to me, of corporate records of EDS and other documents, records and instruments as a basis for this opinion.

Based on the foregoing, I am of the opinion that:

1.   The Shares authorized for issuance pursuant to the Plan as currently in effect have been duly authorized for issuance by EDS.

2.   The Shares, when issued pursuant to the Plan in accordance with Delaware law and upon payment of adequate consideration therefor, will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the General Corporation Law of the State of Delaware, and I express no opinion as to the laws of any other jurisdiction.

I hereby consent to the filing of this opinion as Exhibit 5 to the above-mentioned Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ D. Gilbert Friedlander
D. Gilbert Friedlander
Senior Vice President, Secretary and
General Counsel

EXHIBIT 23(a)

Consent of Independent Auditors

The Board of Directors
Electronic Data Systems Corporation:

We consent to the use of our reports incorporated herein by reference from the EDS Annual Report on Form 10-K for the year ended December 31, 2001 and the EDS 401(k) Plan Annual Report on Form 11-K for the year ended December 31, 2001.

/s/ KPMG LLP

Dallas, Texas
November 15, 2002